As                filed with the Securities and Exchange Commission
                               on January 31, 1997.

                               File No. 333-_____
                                File No. 811-5343

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

            Registration Statement Under the Securities Act of 1933 X
                           Pre-Effective Amendment No.
                          Post-Effective Amendment No.

           For Registration Under the Investment Company Act of 1940 X
                                Amendment No. 13

                       Life of Virginia Separate Account 4
                           (Exact Name of Registrant)

                     The Life Insurance Company of Virginia
                               (Name of Depositor)
                              6610 W. Broad Street
                            Richmond, Virginia 23230
               (Address of Depositor's Principal Executive Office)
                  Depositor's Telephone Number: (804) 281-6000

                                 John J. Palmer,
                              Senior Vice President
                     The Life Insurance Company of Virginia
                              6610 W. Broad Street
                            Richmond, Virginia 23230
                     (Name and address of Agent for Service)

                                    Copy to:
                            Stephen E. Roth, Esquire
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2404

  Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant has elected to register an indefinite amount of securities being offered.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), shall determine.

                              Cross Reference Sheet
                              Pursuant to Rule 481

  Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information Required by Form N-4

PART A

Item of Form N-4........................................................................Prospectus Caption
1.     Cover Page...............................................................................Cover Page
2.     Definitions.............................................................................Definitions
3.     Synopsis ...............................................................................  Fee Table
4.     Condensed Financial Information...............................................Financial Information
5.     General
       (a)         Depositor........................................The Life Insurance Company of Virginia
       (b)         Registrant....................................................................Account 4
       (c)         Portfolio Company.............................................................The Funds
       (d)         Fund Prospectus...............................................................The Funds
       (e)         Voting Rights.................................................Voting Rights and Reports
       (f)         Administrators......................................................................N/A
6.     Deductions and Expenses
       (a)         General..........................................................Charges and Deductions
       (b)         Sales Load %..............................................................Sales Charges
       (c)         Special Purchase Plan............................................Charges and Deductions
       (d)         Commissions................................................Distribution of the Policies
       (e)         Expenses-Registrant...........................................Charges Against Account 4
       (f)         Fund Expenses..................................................The Funds; Other Charges
       (g)         Organizational Expenses.............................................................N/A
7.     Contracts
       (a)         Persons with Rights........................................The Policy; Income Payments;
                   ...................................Policy Distributions Upon Death; General Provisions;
                   ..............................................................Voting Rights and Reports
       (b)         (i)Allocation of Purchase Payments...................Allocation of Net Premium Payments
                   (ii)Transfers................................................................The Policy
                   (iii)Exchanges......................................................................N/A
       (c)         Changes...........................Additions, Deletions or Substitutions of Investments;
                   ...................................................................Changes by the Owner
       (d)         Inquiries..............................................Cover page; (SAI) Written Notice
8.                 Annuity Period...............................................Income Payments; Transfers
9.                 Death Benefit.............................Policy Distributions Upon Death; Payment Under the 000000Policy
10.                Purchases and Contract Value
       (a)         Purchases............Purchasing the Policies; Restrictions on Issuing Certain Policies;
                   ..................................................Variable Income Payments; Definitions
       (b)         Valuation.........................................Variable Income Payments; Definitions
       (c)         Daily Calculation.................................Variable Income Payments; Definitions
       (d)         Underwriter................................................Distribution of the Policies
11.    Redemptions
       (a)         - By Owners.........................................................................N/A
            - By Annuitant.............................................................................N/A
       (b)         Texas ORP...........................................................................N/A
       (c)         Check Delay........................................................ . . . . . . . . N/A
       (d)         Lapse...............................................................................N/A
       (e)         Free Look.............................Examination of Policy (Right to Cancel Provision)






12.    Taxes...........................................................................Federal Tax Matters
13.    Legal Proceedings.................................................................Legal Proceedings
14.    Table of Contents for the Statement of
       Additional Information........................Statement of Additional Information Table of Contents

PART B

Item of Form N-4............................................................................Part B Caption
15.    Cover Page...............................................................................Cover Page
16.    Table of Contents.................................................................Table of Contents
17.    General Information and History..............................The Life Insurance Company of Virginia
18.    Services
       (a)         Fees and Expenses of Registrant.....................................................N/A
       (b)         Management Contracts................................................................N/A
       (c)         Custodian...................................................................... . . N/A
            Independent Public Accountant..........................................................Experts
       (d)         Assets of Registrant................................................................N/A
       (e)         Affiliated Persons..................................................................N/A
       (f)         Principal Underwriter...............................................................N/A
19.    Purchase of Securities Being Offered.....................(Prospectus) Distribution of the Policies;
       .............................................................. . . . .Distribution of the Policies
       Offering Sales Load.......................................................(Prospectus) Sales Charge
20.    Underwriters.............................................(Prospectus) Distribution of the Policies;
       .......................................................................Distribution of the Policies
21.    Calculation of Performance Data.................................................................N/A
22.    Annuity Payments................................(Prospectus) Income Payments; (Prospectus) Appendix
23.    Financial Statements...........................................................Financial Statements


PART C -- OTHER INFORMATION

Item of Form N-4............................................................................Part C Caption
24.    Financial Statements and Exhibits.................................Financial Statements and Exhibits
       (a)         Financial Statements..........................................(a)  Financial Statements
       (b)         Exhibits..................................................................(b)  Exhibits
25.    Directors and Officers of the Depositor...................................Directors and Officers of
       ...................................................................................Life of Virginia
26.    Persons Controlled By or Under Common Control with the
       Depositor or Registrant.........................Persons Controlled By or In Common Control with the
       ............................................................................Depositor or Registrant
27.    Number of Contractowners.....................................................Number of Policyowners
28.    Indemnification.....................................................................Indemnification
29.    Principal Underwriters.......................................................Principal Underwriters
30.    Location of Accounts and Records...................................Location of Accounts and Records
31.    Management Services.............................................................Management Services
32.    Undertakings...........................................................................Undertakings
       Signature Page...........................................................................Signatures


                       LIFE OF VIRGINIA SEPARATE ACCOUNT 4

                               PROSPECTUS FOR THE
                SINGLE PREMIUM VARIABLE IMMEDIATE ANNUITY POLICY
                                 FORM P1711 1/97

                                   Offered by

                          THE LIFE INSURANCE COMPANY OF
                        VIRGINIA 6610 West Broad Street,
                            Richmond, Virginia 23230
                                 (804) 281-6000

  This Prospectus describes the above-named individual single premium variable immediate annuity policy ("Policy") issued by The Life Insurance Company of Virginia ("Life of Virginia"). The Policy provides for the payment of income for retirement or other long-term purposes. The Policy may be used in connection with retirement plans, some of which may qualify for favorable federal income tax treatment under the Internal Revenue Code.

  The portion of the Net Premium Payment allocated to provide Variable Income Payments is placed in Life of Virginia Separate Account 4 ("Account 4"). The Owner allocates that portion of the Net Premium Payment among selected Investment Subdivision(s) of Account 4. Each Investment Subdivision of Account 4 will invest solely in a designated investment portfolio ("Fund") that is part of a series-type investment company. Currently, there are seven such Funds with 27 portfolios available under this Policy. The Funds and their currently available portfolios are on the following page.

                           This  Prospectus  must be read along with the current
prospectuses for the Funds.

  This Prospectus sets forth the basic information that a prospective investor should know before investing. A Statement of Additional Information containing more detailed information about the Policies and Account 4 is available free by writing Life of Virginia at the address above or by calling (800) 352-9910. The Statement of Additional Information, which has the same date as this Prospectus, has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the Statement of Additional Information is included at the end of this Prospectus.

    Please Read This Prospectus Carefully And Retain It For Future Reference

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION,NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            SHARES IN THE FUNDS AND INTERESTS IN THE POLICIES ARE NOT
              DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED
                BY, A BANK, AND THE SHARES AND INTERESTS ARE NOT
               FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE
                     CORPORATION, THE FEDERAL RESERVE BOARD,
                              OR ANY OTHER AGENCY.


                   The Date of This Prospectus Is ___________.

  Fidelity Variable Insurance Products Fund:
  Equity-Income Portfolio, Growth Portfolio and Overseas Portfolio

  Fidelity Variable Insurance Products Fund II:
  Asset Manager Portfolio and Contrafund Portfolio

  Life of Virginia Series Fund, Inc.: Money Market Portfolio, Government Securities Portfolio, Common Stock Index Portfolio, Total Return Portfolio, International Equity Portfolio and Real Estate Securities Portfolio

  Oppenheimer Variable Account Funds: Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund and Oppenheimer Multiple Strategies Fund

  Janus Aspen Series: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio, and Flexible Income Portfolio

  Federated Insurance Series: Federated Utility Fund II, Federated High Income Bond Fund II, Federated American Leaders Fund II

  The Alger American Fund:
  Alger American Growth Portfolio and Alger American Small Capitalization Portfolio

                                TABLE OF CONTENTS

                                                                                                                   Page
Definitions..................................................................................................................4
Fee Table....................................................................................................................6
Summary.....................................................................................................................10
Financial Information.......................................................................................................11
The Life Insurance Company of Virginia and Life of Virginia Separate Account 4..............................................11
  The Life Insurance Company of Virginia....................................................................................11
  Account 4.................................................................................................................11
  Additions, Deletions, or Substitutions of Investments.....................................................................12
The Funds...................................................................................................................12
  Variable Insurance Products Fund..........................................................................................12
  Variable Insurance Products Fund II.......................................................................................13
  Life of Virginia Series Fund, Inc.........................................................................................13
  Oppenheimer Variable Account Funds........................................................................................13
  Janus Aspen Series........................................................................................................14
  Federated Insurance Series................................................................................................14
  The Alger American Fund...................................................................................................15
  Resolving Material Conflicts..............................................................................................15
The Policy..................................................................................................................16
  Purchasing the Policies...................................................................................................16
  Restriction on Issuing Certain Policies...................................................................................16
  Allocation of Net Premium Payments........................................................................................16
  Transfers.................................................................................................................17
  Telephone Transfers.......................................................................................................17
  Automatic Transfers.......................................................................................................17
  Powers of Attorney........................................................................................................18
  Examination of Policy (Right to Cancel Provision).........................................................................18
Income Payments.............................................................................................................18
  General...................................................................................................................18
  Determination of Income Payments..........................................................................................19
  Income Payment Plans......................................................................................................19
  Income Payment Dates......................................................................................................20
Policy Distributions upon Death.............................................................................................21
  Death Provisions..........................................................................................................21
Charges and Deductions......................................................................................................21
  Charges Against Account 4.................................................................................................21
  Policy Fee................................................................................................................21
  Sales Charge..............................................................................................................22
  Premium Taxes.............................................................................................................22
  Other Taxes...............................................................................................................22
  Other Charges.............................................................................................................22
Federal Tax Matters.........................................................................................................22
  Introduction..............................................................................................................22
  Non-Qualified Policies....................................................................................................22
  Qualified Policies........................................................................................................24
  Federal Income Tax Withholding............................................................................................25
General Provisions..........................................................................................................25
  The Owner.................................................................................................................25
  The Annuitant.............................................................................................................25
  The Beneficiary...........................................................................................................25
  Changes by the Owner......................................................................................................25
  Evidence of Death, Age, Sex or Survival...................................................................................26
  Payment Under The Policies................................................................................................26
Distribution of the Policies................................................................................................26
Voting Rights and Reports...................................................................................................26
Legal Proceedings...........................................................................................................27
Appendix....................................................................................................................28
Statement of Additional Information Table of Contents.......................................................................35

                                   DEFINITIONS

  Account 4 -- Life of Virginia Separate Account 4, a separate investment account established by Life of Virginia to receive and invest premiums paid under the Policies, and other variable annuity policies issued by Life of Virginia.

  Age -- The Age of the Annuitant(s) as of the Policy Date.

  Annuitant -- The person named in the Policy whose Age and, where appropriate, sex are used in determining the amount of the Income Payments. The Annuitant receives the Income Payments if no Joint Annuitant is named in the Policy. If a Joint Annuitant is named in the Policy, then the Annuitant receives the Income Payments in conjunction with the Joint Annuitant. The Annuitant cannot be changed.

  Annuitant(s) -- The Annuitant and Joint Annuitant.

  Annuity -- Benefits in the form of a series of Income Payments.

  Annuity Commencement Date -- The date that is one Payment Period prior to the date of the initial Income Payment (generally the Policy Date). However, it may be deferred up to 60 days from the Policy Date provided the Owner(s) and the Annuitant(s) are the same person(s). In the case of Joint Owners, Life of Virginia additionally requires that one Owner must be the spouse of the other Owner to elect a deferral of the Annuity Commencement Date.

  Annuity Unit -- An accounting unit of measure used to calculate Variable Income Payments.

  Assumed Interest Rate - The interest rate chosen by the Owner and stated in the Policy that is used in the calculation of Annuity Units and Unit Value. The Assumed Interest Rate choices are limited to those rates available at the time of election.

  Beneficiary -- The person(s) to whom any Death Benefit will be paid and to whom any Income Payments due after the death of the Final Annuitant will be paid.

  Cancellation Payment -- The amount that will be paid to the Owner if the Policy is returned for a refund as provided in the Right To Cancel provision shown on the Policy cover.

  Code -- The Internal Revenue Code of 1986, as amended.

  The Company -- The Life Insurance Company of Virginia. Also referred to as Life of Virginia".

  Death Benefit -- An amount paid to the Beneficiary if any Annuitant, any Joint Annuitant, or any Owner dies prior to the Annuity Commencement Date. The Death Benefit will equal the Single Premium paid for the Policy, less the dollar amount of any Income Payments already made.

  Due Date -- Date as of which Income Payments are scheduled to be paid based on the date of the initial Income Payment and the Payment Period chosen by the Owner.

  Due Proof of Death --Proof of death that is satisfactory to Life of Virginia. Such proof may consist of the following if acceptable to Life of Virginia:
  (a) A certified copy of the death certificate; or
  (b) A certified copy of the decree of a court of competent jurisdiction as to the finding of death.

  Final Annuitant -- The Annuitant if no Joint Annuitant is named in the Policy. The surviving Annuitant if an Annuitant and a Joint Annuitant are named in the Policy and one dies.

  Fixed Income Payment -- The portion of the Income Payment that is supported by the General Account and which does not vary in amount based on the investment experience of Account 4.

  Fund -- Any open-end management investment company or investment portfolio thereof, or unit investment trust or series thereof, in which an Investment Subdivision invests.

  General Account -- Assets of the Company other than those allocated to Account 4 or any other separate account of the Company.

  Guaranteed Period -- The Company will make Income Payments to the Annuitant(s) or the Beneficiary for any minimum period shown in the Policy. This minimum period is the Guaranteed Period.

  Home Office -- Company's offices at 6610 West Broad Street, Richmond, Virginia 23230.

  Income Payment -- One of a series of periodic payments made by the Company to the Annuitant(s). The Income Payment is the sum of any Fixed Income Payment and any Variable Income Payment.

  Income Payment Plan -- The plan shown in the Policy which along with the Age and, where appropriate, sex of the Annuitant(s) determines the amount and duration of benefits available under the Policy. The Income Payment Plan cannot be changed.

  Investment Subdivision -- Subdivision of Account 4, the assets of which are invested exclusively in a corresponding Fund. All Investment Subdivisions may not be available in all states.

  IRA Policy -- An individual retirement annuity policy that receives favorable tax treatment under Section 408 of the Code.

  Joint Annuitant -- A person named in the Policy who receives Income Payments along with the Annuitant. The Age and, where appropriate, sex of the Joint Annuitant are used in combination with the Annuitant's Age and, where appropriate, sex in determining the amount of the Income Payments. A Joint Annuitant cannot be changed.

  Joint Owner -- Joint Owners own the Policy equally. If one Joint Owner dies, the surviving Joint Owner becomes the sole Owner of the Policy.

  Net Asset Value Per Share -- Value per share of any Fund at the end of any Valuation Period. The method of computing the Net Asset Value Per Share is described in the Prospectus for the Fund.

  Net Premium Factor -- Factor shown in the Policy which reflects a deduction from the Single Premium and which is used in calculating the Net Premium Payment.

  Net Premium Payment -- Single Premium times the Net Premium Factor, less any premium tax and any policy fee. The premium tax rate and any policy fee applicable for each Policy are shown in the Policy.

  Non-Qualified Policy -- Policies not sold or used in connection with retirement plans receiving favorable tax treatment under the Code.

  Owner -- The Owner (or Owners in the case of Joint Owners) is entitled to the ownership rights stated in the Policy during the lifetime of the Annuitant(s). The original Owner is named in the Policy.

  Payment Period -- Period that indicates the frequency of Income Payments. At the time the Policy is purchased, the Owner may choose from frequencies of monthly, quarterly, semi-annually, and annually. The Payment Period chosen is shown in the Policy.

  Policy -- The variable annuity Policy issued by Life of Virginia and described in this Prospectus. The term "Policy" or "Policies" includes the Policy described in this Prospectus, any application, and any riders and endorsements.

  Policy Anniversary -- Same date in each Policy year as the Policy Date.

  Policy Date -- The date as of which the Company issues the Policy and as of which the Policy becomes effective. The Policy Date is used to determine Policy years and Policy Anniversaries. Generally, the date the Single Premium was received and accepted by Life of Virginia at its Home Office.

  Qualified Policy -- Policies used in connection with retirement plans which receive favorable tax treatment under the Code.

  Single Premium -- The amount paid to Life of Virginia by the Owner or on the Owner's behalf as consideration for Income Payments provided by the Policy.

  Survivor Income Payments -- Income Payments made by the Company to the Final Annuitant if a Joint Annuitant is named in the Policy and the Annuitant or Joint Annuitant dies. The amount and duration of Survivor Income Payments are specified in the Policy.

  Unit Value -- Unit of measure which is used to calculate the value of Annuity Units for each Investment Subdivision.

  Valuation Day -- For each Investment Subdivision, each day on which the New York Stock Exchange is open for business except for days that the Investment Subdivision's corresponding Fund does not value its shares.

  Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

  Variable Income Payment -- The portion of the Income Payment that varies in amount from one Income Payment to the next based on the investment experience of one or more Investment Subdivisions.

  Variable Payout Rate -- Factor shown in the Policy which reflects the Assumed Interest Rate and the frequency and duration of Income Payments and which is used to calculate the number of Annuity Units.


                                    FEE TABLE

Owner Transaction Expenses:
  Sales Charge on Premium Payments                                                              none
  Maximum Contingent Deferred Sales Charge (as a percentage of premium payments)                none
  Other surrender fees                                                                          none
  Maximum Policy Fee                                                                          $300.00
Annual Expenses:
(as a percentage of average net assets)
  Mortality and expense risk charge                                                              1.25%
  Administrative Expense Charge                                                                   .15%
  Total Annual Expenses                                                                          1.40%
                                                                                                 =====
Other Annual Expenses:                                                                          none


                Variable Insurance Products Fund Annual Expenses
                         (as a % of average net assets)

                                                           Equity-
                                                           Income    Growth       Overseas
                                                          Portfolio Portfolio     Portfolio
Management Fees                                            .  %          .  %        .  %
Other Expenses (after any expense reimbursement)           .  %         .  %         .  %
                                                          -----        -----        -----
Total Fund Annual Expenses                                 .  %         .  %         .  %
                                                          =====        =====        =====




               Variable Insurance Products Fund II Annual Expenses
                         (as a % of average net assets)

                                                           Asset
                               Manager Contrafund
                               Portfolio Portfolio
Management Fees                                            .  %         .  %
Other Expenses (after any expense reimbursement)           .  %         .  %
Total Fund Annual Expenses                                 .  %         .  %


                  Life of Virginia Series Fund Annual Expenses
                         (as a % of average net assets)

                                                                                  Common                                  Real
                                                        Money       Government    Stock         Total       International Estate
                                                        Market      Securities    Index         Return      Equity        Securities
                                                        Portfolio   Portfolio     Portfolio     Portfolio   Portfolio     Portfolio
Management Fees (after fee waiver)                      .  %            .  %         .  %          .  %         .  %        .  %
Other Expenses (after any expense reimbursements)       .  %            .  %         .  %          .  %         .  %        .  %
                                                        ----            ----         ----          ----         ----        ----
Total Fund Annual Expenses                              .  %            .  %         .  %          .  %         .  %        .  %
                                                        ====            ====         ====          ====        =====       =====


   GE Investments Incorporated ("GEIM"), the investment adviser to Life of Virginia Series Fund, Inc. ("LOVSF"), has agreed to reimburse each of the portfolios of LOVSF for any operating expenses in excess of certain limits established for the portfolio. The total annual expenses for Money Market Portfolio, Real Estate Securities Portfolio and International Equity Portfolio shown in the table on page 8 of the Prospectus reflect such reimbursements.

  GEIM has agreed to reimburse the International Equity Portfolio for expenses in excess of 1.75% of the first $30 million of average daily net assets and 1.00% of such assets in excess of $30 million and to reimburse the Real Estate Securities Portfolio for expenses in excess of 1.50% of the first $30 million of average daily net assets and 1.00% of such assets in excess of $30 million. In addition, GEIM has agreed until May 1, 1998, to reimburse these two portfolios for expenses in excess of the following amounts: International Equity Portfolio, 1.50% of the first $30 million of average daily net assets; Real Estate Securities Portfolio, 1.25% of the first $30 million of average daily net assets. Although GEIM may end the voluntary reimbursements after May 1, 1998, it currently has no intention of doing so. For additional information, see the prospectus for LOVSF.


               Oppenheimer Variable Account Funds Annual Expenses
                         (as a % of average net assets)

                                                        Opp.                         Opp.          Opp.
                                                        High            Opp.         Capital        Multiple    Opp.
                                                       Income           Bond         Appreciation Strategies Growth
                                                        Fund            Fund         Fund          Fund         Fund
Management Fees                                         .  %            .  %         .  %          .  %         .  %
Other Expenses                                          .  %            .  %         .  %          .  %         .  %
                                                        ----            ----         ----          ----         ----
Total Fund Annual Expenses                              .  %            .  %         .  %          .  %         .  %
                                                        ====            ====         ====          ====         ====


                       Janus Aspen Series Annual Expenses
                         (as a % of average net assets)


                                                                    Aggressive    Worldwide     International    Flexible
                                                      Growth        Growth        Growth        Growth      Balanced      Income
                                                      Portfolio     Portfolio     Portfolio     Portfolio   Portfolio     Portfolio
Management Fees                                       .  %              .  %         .  %          .  %         .  %        .  %
Other Expenses (after any expense reimbursements)     .  %              .  %         .  %          .  %         .  %        .  %
                                                      ----              ----         ----         -----         ----        ----
Total Fund Annual Expenses                            .  %              .  %         .  %          .  %         .  %        .  %
                                                      ====              ====         ====         =====        =====       =====


                   Federated Insurance Series Annual Expenses
                         (as a % of average net assets)

                                                                                  Federated
                                                        Federated   Federated     American
                                                        Utility     High Income   Leaders
                                                        Fund II     Bond Fund II  Fund II
Management Fees (after fee waiver)                      .  %            .  %         .  %
Other Expenses (after any expense reimbursement)         .  %           .  %         .  %
                                                        -----          -----         ----
Total Fund Annual Expenses                               .  %           .  %         .  %
                                                        =====          =====         ====


                     The Alger American Fund Annual Expenses
                         (as a % of average net assets)


                                                        AA Growth       AA Small Capitalization
                                                        Portfolio        Portfolio
Management Fees                                          .  %            .  %
Other Expenses                                           .  %            .  %
Total Expenses                                           .  %            .  %


  The purpose of these tables is to assist the Owner in understanding the various costs and expenses that an Owner will bear, directly and indirectly. Except as noted below, the Tables reflect charges and expenses of Account 4 as well as the underlying Funds for the most recent fiscal year. For more information on the charges described in these Tables see Charges and Deductions on page 21 and the prospectuses for the underlying Funds which accompany this Prospectus. In addition to the expenses listed above, premium taxes varying from 0 to 3.5% may be applicable.

  The annual expenses listed for all the Funds are net of certain reimbursements by the Funds' investment advisers. Life of Virginia cannot guarantee that the reimbursements will continue.

  The management fees and other expenses during 1996 for the portfolios of the Variable Insurance Products Fund were . % for Equity-Income Portfolio, . % for Growth Portfolio and . % for Overseas Portfolio.

  Absent  reimbursements,   the  total  annual  expenses  during  1996  for  the
portfolios of the Variable Insurance Products Fund II were . % for Asset Manager Portfolio and . % for Contrafund Portfolio.

  Absent reimbursements, the management fees and other expenses during 1996 for the portfolios of Life of Virginia Series Fund would have been . % for Common Stock Index Portfolio, . % for Government Securities Portfolio, . % for Money Market Portfolio, . % for Total Return Portfolio, . % for Real Estate Securities Portfolio, and . % for International Equity Portfolio.

  The management fees and other expenses during 1996 for the portfolios of the Oppenheimer Variable Account Funds were . % for Oppenheimer High Income Fund, . % for Oppenheimer Bond Fund, . % for Oppenheimer Capital Appreciation Fund, . % for Oppenheimer Multiple Strategies Fund; and . % for Oppenheimer Growth Fund.

  Absent certain fee waivers or reductions, the total annual expenses of the portfolios of the Janus Aspen Series for the fiscal year ended December 31, 1996 would have been . % for Growth Portfolio, . % for Aggressive Growth Portfolio, . % for Worldwide Growth Portfolio, . % for International Growth Portfolio, and . % for Balanced Portfolio.

  The total annual expenses for Federated Utility Fund II, Federated High Income Bond Fund II, and Federated American Leaders Fund II are . %, . % and . %, respectively, of the average daily net assets. The adviser has agreed to waive all or a portion of its fee so that the total annual expenses would not exceed . % of average net assets for Federated Utility Fund II, . % of average net assets for Federated High Income Bond Fund II, and . % of average net assets for Federated American Leaders Fund II. The adviser can terminate this voluntary waiver at any time at its sole discretion. Without this waiver and other voluntary reimbursement of certain other operating expenses, the total operating expenses were . % for Federated Utility Fund II, . % for Federated High Income Bond Fund II, and . % for Federated American Leaders Fund II.

  The total annual expenses for the portfolios of The Alger American Fund for the period ended December 31, 1996 were . % for Alger American Small Capitalization Portfolio and . % for Alger American Growth Portfolio.

EXAMPLES: An Owner would pay the following on a $100,000 investment for a policy with a male Annuitant, age 65, assuming a 5% annual return on assets and a 3% Assumed Interest Rate, based on the charges and expenses reflected in the Fee Table above:

1. If the Life Annuity Payment Option is selected:

                                                       1 Year     3 Years
Variable Insurance Products Fund
Equity-Income Portfolio
Growth Portfolio
Overseas Portfolio

Variable Insurance Products Fund II
Asset Manager Portfolio
Contrafund Portfolio

Life of Virginia Series Fund, Inc.
Money Market Portfolio
Government Securities Portfolio
Common Stock Index Portfolio
Total Return Portfolio
International Equity Portfolio
Real Estate Securities Portfolio

Oppenheimer Variable Account Funds
Oppenheimer High Income Fund
Oppenheimer Bond Fund
Oppenheimer Capital Appreciation Fund
Oppenheimer Multiple Strategies Fund
Oppenheimer Growth Fund

Janus Aspen Series
Balanced Portfolio
Flexible Income Portfolio
Growth Portfolio
Aggressive Growth Portfolio
Worldwide Growth Portfolio
International Growth Portfolio

Federated Insurance Series
American Leaders Fund II
Utility Fund II
High Income Bond Fund II

The Alger American Fund
Small Capitalization Portfolio
Growth Portfolio

  The expense information regarding the Funds was provided by those Funds. The Variable Insurance Products Fund, Variable Insurance Products Fund II, Oppenheimer Variable Account Funds, Janus Aspen Series, Federated Insurance Series, The Alger American Fund and their investment advisers are not affiliated with Life of Virginia. While Life of Virginia has no reason to doubt the accuracy of these figures provided by these non-affiliated Funds, Life of Virginia has not independently verified such information.

                                     SUMMARY

The following Summary Of Prospectus Information Should Be Read In Conjunction With the Detailed Information Appearing Elsewhere In This Prospectus.


The Policy

  The Policy provides for Income Payments to be made for the life of the Annuitant(s). The Owner may choose from a number of Income Payment Plans available, two of which provide a variety of Guaranteed Periods. (See Income Payments, p.18). The Income Payment is equal to the sum of the Variable Income Payment and the Fixed Income Payment. The Owner chooses the portion of the Net Premium Payment to be allocated between Variable and Fixed Income Payments at the time the Policy is purchased. The Owner also allocates the portion of the Net Premium Payment chosen to provide Variable Income Payments among up to ten Investment Subdivisions. Variable Income Payments are based upon the investment performance of the selected Investment Subdivisions of Account 4; therefore, the Annuitant(s) bears the entire investment risk with respect to the Variable Income Payments. Fixed Income Payments are based upon the guarantees of Life of Virginia.

  The  Policy  may  be  purchased  on  a  non-tax   qualified   basis  (i.e.,  a
Non-Qualified Policy) or it can be purchased in connection with certain retirement or savings plans qualifying for favorable federal income tax treatment (i.e., a Qualified Policy).

Premium Payment

   A Single Premium of at least $25,000 is required. (See Purchasing the Policies, p. 16.)

  The Owner, by written instructions, allocates a portion of the Net Premium Payment to provide Variable Income Payments and/or a portion to provide Fixed Income Payments at the time the Policy is purchased. The portion of the Net Premium Payment chosen to provide Fixed Income Payments is allocated to our General Account. The portion of the Net Premium Payment chosen to provide Variable Income Payments may be allocated among up to ten Investment Subdivisions. The minimum allocation permitted is 1% of the Net Premium Payment. In states that require a return of the Single Premium as a refund privilege, the Net Premium Payment will temporarily be placed in the Investment Subdivision that invests in the Money Market Portfolio of the Life of Virginia Series Fund, Inc. (See Allocation of Net Premium Payment, p. 16.)

  At any point in time, the value of Annuity Units attributable to a Policy may not be invested in more than ten Investment Subdivisions.

Transfers

  The Owner may transfer Annuity Units from one Investment Subdivision to another available at the time the transfer is requested. The number of transfers allowed may be limited to four each calendar year. Life of Virginia may not honor transfers made by third parties holding multiple powers of attorney. (See Powers of Attorney, p. 18.)

Charges and Deductions

  To cover the costs of administering the Policies, Life of Virginia deducts a daily administrative expense charge at an effective annual rate of 0.15% of the average daily net assets in Account 4 attributable to the Policies. Life of Virginia may deduct a sales charge from the Single Premium, reflected in the Net Premium Factor shown in the Policy. Life of Virginia will also deduct a Policy fee of $300 for Policies issued with a Single Premium less than $75,000.

  A daily charge at an effective annual rate of 1.25% of the average daily net assets in Account 4 attributable to the Policies is imposed against those assets to compensate Life of Virginia for mortality and expense risks assumed by it. Life of Virginia may also deduct a charge for any premium taxes incurred. (See Charges and Deductions, p. 21.)

Income Payments

 The Annuitant and any Joint Annuitant (if the Annuitant, any Joint Annuitant and Owner are living on the Annuity Commencement Date), will receive Income Payments which are based upon the investment performance of the selected Investment Subdivisions and/or the guarantees of Life of Virginia. The first Income Payment is made as of the Due Date of the initial Income Payment. The amount of each Income Payment will depend on: (1) the amount of any Fixed Income Payment; (2) the value of the Annuity Units; (3) the amount of any applicable charges and deductions; (4) the Annuitant's (and the Joint Annuitant's, if applicable) Age on the Annuity Commencement Date and, where appropriate, sex; and (5) the Income Payment Plan and Payment Period chosen.

Death Benefits

  If any  Owner,  Annuitant  or  Joint  Annuitant  dies  prior  to  the  Annuity
Commencement Date, a Death Benefit will be paid and the Policy will be terminated. Upon receipt of Due Proof of Death, the Company will pay a Death Benefit to the Beneficiary equal to the Single Premium, less the aggregate amount of any Income Payments already made.

Right to Cancel

  The Owner has 10 days after the Policy is received to examine the Policy and return it for a refund equal to the Cancellation Payment. Unless state or federal law requires that the Single Premium be returned as the refund, the amount of the refund will equal the Single Premium modified by investment experience. If state or federal law requires that the Single Premium be returned, the amount of the refund will equal the greater of the Single Premium or the Single Premium modified by investment experience. In certain states the Owner may have more than 10 days to return the Policy for a refund. (See Examination of Policy (Right to Cancel Provision), p. 18.)

Questions

  Any questions about the Policy or the Funds in which the subdivisions invest will be answered by Life of Virginia's Home Office. All inquiries can be addressed to Life of Virginia, Variable Products Department, 6610 W. Broad Street, Richmond, VA 23230; if by phone, call (800) 352-9910.


                              FINANCIAL INFORMATION

  Financial statements for Account 4 are in the Statement of Additional Information. The consolidated financial statements for Life of Virginia (as well as the auditors' reports thereon) also are in the Statement of Additional Information.

Condensed Financial Information

  There are no Annuity Units in the Investment Subdivisions as of the date of this Prospectus.


                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                     AND LIFE OF VIRGINIA SEPARATE ACCOUNT 4


The Life Insurance Company of Virginia

  The Life Insurance Company of Virginia (Life of Virginia) is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. 80% of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Corporation ("GECA"). The remaining 20% is owned by GE Life Insurance Group, Inc. ("GELIG"). GECA and GELIG are indirectly wholly-owned subsidiaries of GE Capital. GE Capital, a New York corporation, is a diversified financial services company. GE Capital subsidiaries consist of commercial and industrial specialized, mid-market and indirect consumer financing businesses. GE Capital's parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large-sized electric power generation equipment.

  Life of Virginia is principally engaged in the offering of life insurance policies and ranks among the twenty-five (25) largest stock life insurance companies in the United States in terms of business in force. Life of Virginia is admitted to do business in forty-nine (49) states and the District of Columbia. The principal offices of Life of Virginia are at 6610 W. Broad Street, Richmond, Virginia 23230.

Account 4

  Life of Virginia Separate Account 4 was established by Life of Virginia as a separate investment account on August 19, 1987. Account 4 currently has 66 Investment Subdivisions, 27 of which are available under the Policy. The portion of the Net Premium Payment designated to provide Variable Income Payments is allocated in accordance with the instructions of the Owner among up to ten of the 27 Investment Subdivisions available under the Policy. Each of these Investment Subdivisions invests exclusively in one of the Funds described below.

  The assets of Account 4 are the property of Life of Virginia. Income and both realized and unrealized gains or losses from the assets of Account 4 are credited to or charged against the Account without regard to the income, gains, or losses arising out of any other business Life of Virginia may conduct. Although the assets in Account 4 attributable to the Policies are not chargeable with liabilities arising out of any other business which Life of Virginia may conduct, all obligations arising under the policies, including the promise to make Income Payments, are general corporate obligations of Life of Virginia. Furthermore, the assets of Account 4 are available to cover the liabilities of Life of Virginia's General Account to the extent that the assets of Account 4 exceed its liabilities arising under the Policies supported by it.

  Account 4 is registered with the Securities and Exchange Commission (the "Commission") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the Federal Securities Laws. Registration with the Commission, however, does not involve supervision of the management or investment practices or policies of Account 4 by the Commission.

Additions, Deletions, or Substitutions of Investments

  Life of Virginia reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the Fund portfolios that are held by Account 4 or that Account 4 may purchase.

  Life of Virginia also reserves the right to establish additional Investment Subdivisions of Account 4, each of which would invest in a Fund, or in shares of another investment company, with a specified investment objective. One or more Investment Subdivisions may also be eliminated if, in the sole discretion of Life of Virginia, marketing, tax, or investment conditions warrant.

  If deemed by Life of Virginia to be in the best interests of persons having voting rights under the Policies, and, if permitted by law, Life of Virginia may deregister Account 4 under the 1940 Act in the event such registration is no longer required; manage Account 4 under the direction of a committee; or combine Account 4 with other Life of Virginia separate accounts. To the extent permitted by applicable law, Life of Virginia may also transfer the assets of Account 4 associated with the Policies to another separate account. In addition, Life of Virginia may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to Account 4.

                                    THE FUNDS

  Account 4 invests in seven Funds. Each of the Funds currently available under the Policy is a separate investment portfolio of a registered open-end, diversified investment company of the series type.

  Each Investment Subdivision invests exclusively in a designated Fund. The assets of each such Fund are separate from other Funds of that investment company and each Fund has separate investment objectives and policies.

  Each of the investment companies sells its shares to Account 4 in accordance with the terms of a participation agreement between the company and Life of Virginia. The termination provisions of those agreements vary. A summary of these termination provisions may be found in the Statement of Additional Information. Should a participation agreement terminate, the Account may not be able to purchase additional shares of Funds of that company. In that event, Owners will no longer be able to perform transfers to Investment Subdivisions investing in Funds of that company.

  Additionally, in certain circumstances, it is possible that a Fund may refuse to sell its shares to Account 4 despite the fact that the participation agreement has not been terminated. Should a Fund decide not to sell its shares to Life of Virginia, Life of Virginia will be unable to honor Owner requests to transfer Annuity Units of one Investment Subdivision for those of another investing in shares of that Fund.

  Before  choosing  Investment  Subdivisions,   carefully  read  the  individual
prospectuses for the Funds, along with this Prospectus.

Variable Insurance Products Fund

  Variable  Insurance  Products  Fund  ("VIPF")  has three  portfolios  that are
currently  available  under  this  Policy:   Equity-Income   Portfolio,   Growth
Portfolio, and Overseas Portfolio.

  Equity-Income Portfolio seeks reasonable income by investing primarily in income-producing equity securities. In choosing these securities, the Portfolio will also consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

   Growth Portfolio seeks to achieve capital appreciation. The Portfolio normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be found in other types of securities, including bonds and preferred stocks.

  Overseas Portfolio seeks long-term growth of capital primarily through investments in foreign securities. The Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

  Fidelity Management & Research Company ("FMR") serves as investment adviser to VIPF.

Variable Insurance Products Fund II

  Variable Insurance Products Fund II ("VIPF II") has two portfolios that are currently available under this Policy: Asset Manager Portfolio and Contrafund Portfolio.

  Asset Manager Portfolio seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

  Contrafund Portfolio seeks capital appreciation by investing mainly in equity securities of companies believed to be undervalued or out-of-favor.

  FMR serves as investment advisor to VIPF II.

Life of Virginia Series Fund, Inc.

  Life of Virginia Series Fund, Inc. ("LOVSF") has six portfolios that are currently available under this Policy: Common Stock Index Portfolio, Government Securities Portfolio, Money Market Portfolio, Total Return Portfolio, International Equity Portfolio, and Real Estate Securities Portfolio.

  Money Market Portfolio has the investment objective of providing the highest level of current income as is consistent with high liquidity and safety of principal by investing in high quality money market securities.

  Government Securities Portfolio has the investment objective of seeking high current income and protection of capital through investments in intermediate and long-term debt instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

  Common Stock Index Portfolio has the investment objective of providing capital appreciation and accumulation of income that corresponds to the investment return of the Standard & Poor's 500 Composite Stock Price Index, through investment in common stocks traded on the New York Stock Exchange and the American Stock Exchange and, to a limited extent, in the over-the-counter markets.

  Total Return Portfolio has the investment objective of providing the highest total return, composed of current income and capital appreciation, as is consistent with prudent investment risk by investing in common stocks, bonds and money market instruments, the proportion of each being continuously determined by the investment adviser.

  International Equity Portfolio has the investment objective of providing long-term capital appreciation. The Portfolio seeks to achieve its objective by investing primarily in equity and equity-related securities of companies that are organized outside of the U.S. or whose securities are principally traded outside of the U.S.

  Real Estate Securities Portfolio has the investment objective of providing maximum total return through current income and capital appreciation. The Portfolio seeks to achieve its objective by investing primarily in securities of U.S. issuers that are principally engaged in or related to the real estate industry including those that own significant real estate assets. The Portfolio will not invest directly in real estate.

  GE Investments Incorporated serves as investment adviser to LOVSF.


Oppenheimer Variable Account Funds

  Oppenheimer Variable Account Funds ("OVAF") has five portfolios that are currently available under this Policy: Oppenheimer High Income Fund, Oppenheimer Bond Fund, Oppenheimer Capital Appreciation Fund, Oppenheimer Growth Fund, and Oppenheimer Multiple Strategies Fund.

  Oppenheimer High Income Fund seeks a high level of current income from investment in high yield fixed income securities, including unrated securities or high risk securities in the lower rating categories. These securities may be considered to be speculative. This Fund may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for the OVAF, which should be read carefully before investing.

  Oppenheimer Bond Fund primarily seeks a high level of current income from investment in high yield fixed income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, it seeks capital growth when consistent with its primary objective.

  Oppenheimer Capital Appreciation Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

  Oppenheimer Growth Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

  Oppenheimer Multiple Strategies Fund seeks a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

  Oppenheimer Funds, Inc. serves as investment adviser to OVAF.

Janus Aspen Series

  The Janus Aspen Series ("JAS") currently has six portfolios that are currently available under this Policy: Growth Portfolio, Aggressive Growth Portfolio, Worldwide Growth Portfolio, International Growth Portfolio, Balanced Portfolio and Flexible Income Portfolio.

  Growth Portfolio has the investment objective of long-term capital growth in a manner consistent with the preservation of capital. The Growth Portfolio is a diversified portfolio that pursues its objective by investing in common stocks of companies of any size. Generally, this Portfolio emphasizes larger, more established issuers.

  Aggressive Growth Portfolio has the investment objective of long-term growth of capital. The Aggressive Growth Portfolio is a non-diversified portfolio that will seek to achieve its objective by normally investing at least 50% of its equity assets in securities issued by medium-sized companies.

  Worldwide Growth Portfolio has the investment objective of long-term growth of capital in a manner consistent with the preservation of capital. The Worldwide Growth Portfolio will seek to achieve its objective by investing in a diversified portfolio of common stocks of foreign and domestic issuers of all sizes. The Portfolio normally invests in issuers from at least five different countries including the United States.

  International Growth Portfolio has the investment objective of long-term growth of capital. The International Growth Portfolio will seek to achieve its objective primarily through investments in common stocks of issuers located outside the United States. The Portfolio normally invests at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

  Balanced Portfolio has the investment objective of seeking long-term growth of capital, consistent with the preservation of capital and balanced by current income. The Portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential.

  Flexible Income Portfolio has the investment objective of seeking to obtain maximum total return, consistent with preservation of capital. Total return is expected to result from a combination of income and capital appreciation. The Portfolio pursues its objective primarily by investing in any type of income-producing securities. This Portfolio may have substantial holdings of lower-rated debt securities or "junk" bonds. The risks of investing in junk bonds are described in the prospectus for JAS, which should be read carefully before investing.

  Janus Capital Corporation serves as investment adviser to JAS.

Federated Insurance Series

  The Federated Insurance Series ("FIS") has three portfolios that are currently available under this Policy: Federated Utility Fund II, Federated High Income Bond Fund II and Federated American Leaders Fund II.

  Federated Utility Fund II has the investment objective of high current income and moderate capital appreciation. The Federated Utility Fund II will seek to achieve its objective by investing primarily in equity and debt securities of utility companies.

  Federated High Income Bond Fund II has the investment objective of high current income. The Federated High Income Bond Fund II will seek to achieve its objective by investing primarily in a diversified portfolio of professionally managed fixed-income securities. The fixed-income securities in which the Fund intends to invest are lower-rated corporate debt obligations, commonly referred to as "junk bonds". The risks of these securities are described in the prospectus for the FIS, which should be read carefully before investing.

  Federated American Leaders Fund II has the primary investment objective of long-term growth of capital, and a secondary objective of providing income. The Federated American Leaders Fund II will seek to achieve its objective by investing, under normal circumstances, at least 65% of its total assets in common stock of "blue chip" companies.

  Federated Advisers serves as investment adviser to FIS.

The Alger American Fund

  The Alger American Fund ("AAF") has two portfolios that are currently available under this Policy: Alger American Small Capitalization Portfolio and Alger American Growth Portfolio.

  Alger American Small Capitalization Portfolio has the investment objective of long-term capital appreciation. Except during temporary defensive periods, this Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the Russell 2000 Growth Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

  Alger American Growth Portfolio has the investment objective of long-term capital appreciation. Except during temporary defensive periods, this Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have a total market capitalization of $1 billion or greater.

  Fred Alger Management, Inc. serves as the investment manager to AAF.

                      THERE IS NO ASSURANCE THAT THE STATED
                      OBJECTIVES AND POLICIES OF ANY OF THE
                             FUNDS WILL BE ACHIEVED.

  Life of Virginia currently is compensated by an affiliate(s) of each of the Funds based upon an annual percentage of the average assets held in the Fund by Life of Virginia. These percentage amounts, which vary by Fund, are intended to reflect administrative and other services provided by Life of Virginia to the Fund and/or affiliate(s).

  More detailed information concerning the investment objectives and policies of the Funds and their investment advisory services and charges can be found in the current prospectuses for the Funds which accompany or precede this Prospectus and the Funds' current statements of additional information. A current prospectus for each Fund can be obtained by writing or calling Life of Virginia at its Home Office. The prospectus for each Fund should be read carefully before any decision is made concerning the allocation of the Net Premium Payment or the transfers of Annuity Units among the Investment Subdivisions.

Resolving Material Conflicts

  The Funds are used as investment vehicles for both variable life insurance and variable annuity policies issued by Life of Virginia. In addition, all of the Funds, other than Life of Virginia Series Fund, Inc., are also available to registered separate accounts of insurance companies other than Life of Virginia offering variable annuity and variable life policies. As a result, there is a possibility that an irreconcilable material conflict may arise between the interests of Owners owning Policies whose policy values are allocated to Account 4 and of those owning policies whose policy values are allocated to one or more other separate accounts investing in any one of the Funds.

  In addition, Janus Aspen Series, Life of Virginia Series Fund, Inc., and The Alger American Fund may sell shares to certain retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Owners generally or certain classes of owners, and such retirement plans or participants in such retirement plans.

  In the event of a material conflict, Life of Virginia will take any necessary steps, including removing Account 4 assets from the Fund, to resolve the matter. See the individual Fund prospectus for additional details.


                                   THE POLICY

  The Policy is an individual single premium variable immediate annuity policy. The rights and benefits of the Policy are described below and in the Policies. There may be differences in your Policy because of requirements of the state where your Policy is issued. Any such differences will be included in your Policy. The Policy will be issued with a Policy Date that is generally the date the Single Premium was received and accepted by Life of Virginia at its Home Office. The Policy Date is set forth in the Policy.

Purchasing the Policies

  Individuals wishing to purchase a Policy must apply through an authorized registered agent. The minimum Single Premium required under the Policy is $25,000. Acceptance of a request for a Policy and acceptance of a Single Premium are subject to Life of Virginia's rules, and Life of Virginia reserves the right to reject any request for a Policy and any Single Premium for any lawful reason and in a manner such that does not unfairly discriminate against similarly situated purchasers.

  The Single Premium will be processed within two Valuation Days of the Policy date. If Life of Virginia is unable to issue a Policy due to incomplete information, the Policy will be issued within two Valuation Days after receipt of the information needed to issue the Policy. If Life of Virginia does not receive the information necessary to issue the Policy within five Valuation Days after receipt by Life of Virginia of the Single Premium, Life of Virginia will contact the applicant, explain the reason for the delay, and refund the Single Premium immediately, unless the applicant specifically consents to Life of Virginia retaining the Single Premium until the required information is made complete. If Life of Virginia retains the Single Premium, it will be processed within two Valuation Days after the required information is received.

Restrictions on Issuing Certain Policies

  A tax sheltered annuity contract provides tax-deferred retirement savings pursuant to section 403(b) of the Code and may be purchased on behalf of an employee by a public educational institution or certain other tax-exempt employers. Such contracts must contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after Decem- ber 31, 1988, (ii) earnings on those contributions, and (iii) earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last day of the year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship (within the meaning of the tax law). Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. Amounts subject to the withdrawal restrictions applicable to section 403(b)(7) custodial accounts may be subject to more stringent restrictions.

  Section 830.105 of the Texas Government Code permits participants in the Texas Optional Retirement Program (ORP) to withdraw their interest under the ORP only upon (1) termination of employment in the Texas public institutions of higher education, (2) retirement, (3) death, or (4) the participant's attainment of age 70 1/2.

  The Policy, with appropriate endorsement, may in some circumstances be used to distribute amounts with respect to a section 403(b) plan or ORP plan. Specifically, certain "rollover" distributions (including trustee-to-trustee transfers and so-called "Direct Rollovers;" see Federal Tax Matters, Federal Income Tax Withholding, p. 25) from such a plan may be made into this Policy. However, before Life of Virginia will issue the Policy as a Section 403(b) Policy or in connection with the ORP, proof must be furnished that distributions are permitted from the plan.

Allocation of Net Premium Payment

  The Owner, by written instructions, designates a portion of the Net Premium Payment to provide Variable Income Payments and/or a portion to provide Fixed Income Payments at the time the Policy is purchased. The Owner then allocates the portion chosen to provide Variable Income Payments to up to ten Investment Subdivisions. Allocations of less than 1% of the Net Premium Payment designated to provide Variable Income Payments to any one Investment Subdivision are not permitted. The portion of the Net Premium Payment designated to provide Fixed Income Payments is allocated to our General Account.

  For Policies issued in states which require that at least the Single Premium be returned during the refund period (see Examination of Policy (Right to Cancel Provision), p. 18.), the portion of the Net Premium Payment supporting the Variable Income Payments will be placed in the Investment Subdivision that invests exclusively in the Money Market Portfolio of the Life of Virginia Series Fund, Inc. The Net Premium Payment will remain in that Investment Subdivision until the earlier of 15 calendar days from the date the Net Premium Payment is credited to the Policy or, if the Policy is not accepted by the Owner, when all amounts due are refunded. At the end of the 15-day period, the value in the Investment Subdivision that invests in the Life of Virginia Series Fund Money Market Portfolio at that time will be allocated among the Investment Subdivisions in accordance with the Owner's instructions.

  The amount of the Income Payment will vary depending upon the allocation of the Net Premium Payment between Variable and Fixed Income Payments chosen by the Owner at the time the Policy is purchased. The amount of the Variable Income Payment will vary with the investment performance of the Investment Subdivisions the Owner selects, and therefore the Annuitant(s) bear the entire investment risk for the value of Annuity Units in any particular Investment Subdivision.

  The Owner should periodically review the allocation of Annuity Units in light of market conditions and overall financial planning. The Owner may change the allocation of Annuity Units without charge, subject to Life of Virginia's rules described under "Transfers", "Telephone Transfers" and "Automatic Transfers" (see p. 17.)

Transfers

  The Owner may transfer Annuity Units among and between the Investment Subdivisions that are available at the time of the request by sending a written request to the Home Office. Telephone transfers are subject to Life of Virginia's administrative requirements. All transfers will be effective as of the end of the Valuation Period during which the written or telephone request is received at the Home Office. Subsequent Variable Income Payment amounts will reflect the investment experience of the newly selected Investment Subdivisions. At any one point in time, Annuity Units of no more than ten Investment Subdivisions may be used. There is no charge imposed for transfers of Annuity Units.

  Currently, Life of Virginia reserves the right to limit the number of transfers to four each calendar year. Additionally, if it is necessary in order that the Policy will continue to receive annuity treatment, Life of Virginia reserves the right to limit the number of transfers to a lower number. No transfers are allowed between the portion of your Net Premium Payment allocated to Fixed Income Payments and the portion of your Net Premium Payment allocated to Variable Income Payments.

  If the number of Annuity Units remaining in an Investment Subdivision after a transfer is less than 1, then this unit will also be transferred. In addition, transfers are only permitted into an Investment Subdivision if, after the transfer, the number of Annuity Units of that Investment Subdivision is at least 1.

  The number of Annuity  Units  resulting  from a transfer is equal to (1) times
(2) divided by (3) where: (1) is number of Annuity Units of the current Investment Subdivision from which the Annuity Units are being transferred; (2) is the Unit Value of the Investment Subdivision from which the Annuity Units are being transferred; and (3) is the Unit Value of the Investment Subdivision to which the Annuity Units are being transferred.

  Where permitted by state law, Life of Virginia reserves the right to refuse to execute any transfer, if any of the Investment Subdivisions that would be affected by the transfer are unable to purchase or redeem shares of the mutual Funds in which they invest.

Telephone Transfers

  Life of Virginia permits telephone transfers and may be liable for losses resulting from unauthorized or fraudulent telephone transfers if it fails to employ reasonable procedures to confirm that the telephone instructions that it receives are genuine. Therefore, Life of Virginia will employ means to prevent unauthorized or fraudulent telephone requests, such as sending written confirmation, recording telephone requests, and/or requesting other identifying information. In addition, Life of Virginia may require written authorization before allowing Owners to make telephone transfers.

  To request a telephone transfer, Owners should call Life of Virginia's Telephone Transfer Line at 800-772-3844. Life of Virginia will record all telephone transfer requests. Transfer requests received prior to the close of the New York Stock Exchange will be executed that Valuation Day at that day's prices. Requests received after that time will be executed on the next Valuation Day at that day's prices.

Automatic Transfers

  Owners may elect to have Life of Virginia automatically transfer a specified number of Annuity Units from the Investment Subdivision of Account 4 that invests in the Money Market Portfolio of Life of Virginia Series Fund to any other available Investment Subdivision(s) on a quarterly basis. This privilege is intended to permit Owners to utilize "Portfolio Balancing," a long-term investment method similar to "dollar-cost averaging", a method which provides for regular level investments over a period of time. Life of Virginia makes no representations or guarantees that Portfolio Balancing will result in a profit or protect against loss.

  Owners must complete the Portfolio Balancing section of the application or a Portfolio Balancing Agreement in order to participate in the Portfolio Balancing program. Amounts may be allocated to the Life of Virginia Series Fund Money Market Investment Subdivision as a portion of the Net Premium Payment or in the form of a transfer of Annuity Units from other Investment Subdivisions within Account 4. Any amount allocated must conform to the minimum amount and percentage requirements, (see Purchasing the Policies, and Allocation of Net Premium Payments, p. 16).

  Portfolio Balancing transfers will continue as long as there are Annuity Units in the Money Market Portfolio of the Life of Virginia Series Fund Investment Subdivision. Prior to that time, the Owner may discontinue Portfolio Balancing by sending Life of Virginia a written cancellation notice. Owners may make changes to their Portfolio Balancing program by calling Life of Virginia's Telephone Transfer Line at 800-772-3844. Also, Life of Virginia reserves the right to discontinue Portfolio Balancing upon 30 days written notice to the Owner.

Powers of Attorney

  As a general rule and as a convenience to Owners, Life of Virginia allows the use of powers of attorney whereby Owners give third parties the right to effect Annuity Unit transfers on behalf of the Owners. However, when the same third party possesses powers of attorney executed by many Owners, the result can be simultaneous transfers involving large amounts of Annuity Units. Such transfers can disrupt the orderly management of the Funds, can result in higher costs to Owners, and are generally not compatible with the long-range goals of purchasers of the Policies. Life of Virginia believes that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the Funds and this position is shared by the managements of those Funds.

  Therefore,   to  the  extent  necessary  to  reduce  the  adverse  effects  of simultaneous transfers made by third parties holding multiple powers of attorney, Life of Virginia may not honor such powers of attorney and has instituted or will institute procedures to assure that the transfer requests that it receives have, in fact, been made by the Owners in whose names they are submitted. However, these procedures will not prevent Owners from making their own transfer requests.

Examination of Policy (Right to Cancel Provision)

  The Owner may examine the Policy and return it for a refund equal to the Cancellation Payment within 10 days after it is received. Unless state or federal law requires that the Single Premium be returned as the refund, the amount of the Cancellation Payment payable to the Owner as of the date Life of Virginia receives the cancellation request is (a) the amount that would be payable as an Income Payment on that date adjusted by the Assumed Interest Rate for the number of days since the Policy Date, divided by the amount that would be payable as an Income Payment on the Policy Date; multiplied by (b) the Net Premium Payment; plus (c) any charges deducted from the Single Premium; minus
(d) any Income Payments made prior to that date. If state or federal law requires that the Single Premium be returned, then the Cancellation Payment will equal the greater of the Single Premium or the amount described in this provision.

  In certain states the Owner may have more than 10 days to return the Policy for a refund. An Owner wanting a refund should return the Policy to Life of Virginia at its Home Office.


                                 INCOME PAYMENTS

General

  Life of Virginia will make Income Payments to the Annuitant(s) for the lifetime of the Annuitant(s). The Income Payments will be paid in the form of Fixed Income Payments and/or Variable Income Payments using the Age and, where appropriate, sex of the Annuitant and any Joint Annuitant.

  The Owner may choose from a number of Income Payment Plans available, as described below, two of which offer a variety of Guaranteed Periods. The Owner selects the frequency of Income Payments from choices of monthly, quarterly, semi-annually or annually. The Owner may also choose to defer the Annuity Commencement Date up to sixty (60) days from the Policy Date, subject to rules described in the Income Payment Dates section below, provided the Owner(s) and the Annuitant(s) are the same person(s). In the case of Joint Owners, Life of Virginia additionally requires that in order to defer the Annuity Commencement Date, one Owner must be the spouse of the other Owner. The initial Income Payment will be made one Payment Period after the Annuity Commencement Date. Subsequent Income Payments will be made each Payment Period thereafter, subject to Policy provisions. All such elections must be designated by the Owner by written instructions.

  Certain states prohibit the use of actuarial tables that distinguish between men and women in determining benefits for annuity policies issued on the lives of residents. Similar restrictions exist when an annuity policy is issued in connection with an employment relationship, such as in the context of Qualified Plans. Therefore, Policies issued in these circumstances have Income Payments which are based on actuarial tables that do not differentiate on the basis of sex.

Determination of Income Payments

  The Income Payment is equal to the sum of the Variable Income Payment and the Fixed Income Payment. The portion of the Single Premium credited to the Policy to provide Income Payments is the Net Premium Payment. The Net Premium Payment is calculated by first multiplying the Single Premium times the Net Premium Factor, then deducting from the result any Policy fee and any premium tax charge. The Owner designates the portion of the Net Premium Payment to be allocated between Variable and Fixed Income Payments at the time the Policy is purchased.

  If the Owner fails to provide Life of Virginia with a written election not to have federal income taxes withheld, Life of Virginia must by law withhold the appropriate amount of taxes from the taxable portion of Income Payments and remit that amount to the federal government. Also, in certain other circumstances, Life of Virginia must withhold taxes. (See Federal Income Tax Withholding, p.24.) In addition, the Single Premium may be subject to the imposition of a premium tax charge in those states which impose such a tax. (See Premium Taxes, p. 22.) Other withholding requirements may apply with respect to state income taxes.

Income Payment Plans

  Income Payment Plans can provide either Fixed Income Payments or Variable Income Payments or a combination of both. There are currently six Income Payment Plans available as described below. The plan of Income Payments and allocation of the Net Premium Payment between Fixed and/or Variable Income Payments must be designated by the Owner at the time the Policy is purchased.

  The portion of the Income Payment attributable to Fixed Income Payments is guaranteed by Life of Virginia and does not vary except as provided by the Income Payment Plan chosen. The portion of the Income Payment attributable to Variable Income Payments is not guaranteed by Life of Virginia and varies based on the investment experience of one or more Investment Subdivisions and as provided by the Income Payment Plan chosen. Mortality, investment and expense assumptions used to calculate Fixed Income Payments are determined by Life of Virginia. Variable Income Payments are determined using similar factors for mortality and expenses and an assumed interest rate as described below.

[Information regarding the basis by which Fixed Income Payments are made will be added by amendment.]

  Fixed Income Payments. The amount of each Fixed Income Payment will be calculated on the Policy Date. The portion of the Net Premium Payment designated by the Owner to provide Fixed Income Payments will be allocated to the General Account of Life of Virginia as of the Policy Date. Fixed Income Payments will be fixed in amount, frequency and duration according to the Income Payment Plan chosen, and the Age and, where appropriate, sex of the Annuitant(s) on the Policy Date. The amount of Fixed Income Payments will not be less than any that are required by the state where the Policy is delivered. For further information, the Owner should contact Life of Virginia at its Home Office.

  Variable Income Payments. Variable Income Payments will reflect the investment performance of the selected Investment Subdivisions. With respect to the portion of the Net Premium Payment selected to provide Variable Income Payments, the Owner must designate allocations either totally or partially to any one or more of up to ten of the available Investment Subdivisions of Account 4. The
Annuitant(s) bears the entire investment risk with respect to the Variable Income Payments.

  The number of Annuity Units of an Investment Subdivision attributable to a Policy is determined as of the Policy Date and remains fixed unless transferred. (See Transfers p. 17.) The number of Annuity Units of an Investment Subdivision attributable to a Policy as of the Policy Date is determined by multiplying (a) and (b) and dividing the result by (c) where: (a) is the Net Premium Payment allocated to that Investment Subdivision on the Policy Date plus interest at the Assumed Interest Rate for the period, if any, from the Policy Date to the Annuity Commencement Date, divided by $1,000; (b) is the Variable Payout Rate for the Policy; and (c) is the applicable Unit Value of that Investment Subdivision on the Policy Date.

  The amount of each Variable Income Payment is calculated as of the date five Valuation Days prior to its Due Date. For a Policy, the value of the Annuity Units attributable to each Investment Subdivision is the number of Annuity Units attributable to the Investment Subdivision times the applicable Unit Value for that Investment Subdivision as of the calculation date. The dollar value of the total Variable Income Payment is the sum of the value of the Annuity Units attributable to each Investment Subdivision.

  The Unit Value of each Investment Subdivision was arbitrarily set at $10 when the Investment Subdivision began operations.

Thereafter, for a given Assumed Interest Rate, the Unit Value of each Investment Subdivision for any Valuation Period is equal to (a) times (b) times (c) where:
(a) is the net investment factor for the Investment Subdivision for that Valuation Period; (b) is the applicable Unit Value for the preceding Valuation Period; and (c) is the applicable investment result adjustment factor for the Valuation Period.

  The net investment factor is used to measure the investment performance of an Investment Subdivision. The net investment factor for any Investment Subdivision for any Valuation Period is determined by (a) divided by (b), minus (c), where:
(a) is the result of: (1) the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; plus (2) the investment income and capital gains, realized or unrealized, crediting to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus (3) the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus (4) any amount charged against the Separate Account for taxes, or any amount Life of Virginia sets aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Separate Account; and (b) is the value of the assets in the Investment Subdivision at the end of the preceding Valuation Period; and (c) is a factor representing the charge for mortality and expense risks Life of Virginia assumes and for administrative expenses deducted from the Investment Subdivision adjusted for the number of days in the Valuation Perid.

  The investment result adjustment factor recognizes an Assumed Interest Rate used in determining the amounts of the Variable Income Payments. This means that if the net investment experience of the Investment Subdivision to which the Annuity Units apply for a given month exceeds the monthly equivalent of Assumed Interest Rate, the Variable Income Payment will be greater than the previous payment. If the net investment experience for such Investment Subdivision is less than the monthly equivalent of the Assumed Interest Rate, the Variable Income Payment will be less than the previous Variable Income Payment. The Owner designates the Assumed Interest Rate from available choices at the time the Policy is issued. Currently available choices are 3% and 5%.

Income Payment Dates

  The initial Income Payment is due one Payment Period after the Annuity Commencement Date. The Owner(s) can choose to defer the Annuity Commencement Date up to 60 days from the Policy Date provided the Owner(s) and the Annuitant(s) are the same person(s). In the case of Joint Owners, Life of Virginia additionally requires that in order to defer the Annuity Commencement Date, one Owner must be the spouse of the other Owner. The frequency of Income Payments is chosen by the Owner(s) at the time the Policy is purchased from available choices of annual, semi-annual, quarterly and monthly. Income Payments cannot be made on the 29th, 30th or 31st day of the month.

  The Income Payments Plans shown below are available for both Variable Income Payments and Fixed Income Payments.

       Single Life - Life Income. Life of Virginia will provide Income Payments guaranteed for the life of the Annuitant. Income Payments will stop at the death of the Annuitant. Under this Plan, an Annuitant could receive only one Income Payment if he or she dies after the first Payment, two Income Payments if he or she dies after the second Payment, etc.

       Single Life - Life Income with Period Certain. Income Payments will be made for a Guaranteed Period of 10, 15 or 20 years. If the Annuitant lives longer than the Guaranteed Period, Income Payments will continue for his or her life. If the Annuitant dies before the end of the Guaranteed Period, the Income Payments then due for the remainder of the Guaranteed Period will be paid when due to the Beneficiary.

       Single Life - Life Income with Cash Refund. Income Payments will be made for the life of the Annuitant. If at the death of the Annuitant the total of all Income Payments made does not equal or exceed the Single Premium, Life of Virginia will make a cash payment to the Beneficiary. The cash payment will equal the difference between the Single Premium and the total of Income Payments already made.

       Joint Life - Life Income. Income Payments will be made for as long as both the Annuitant and the Joint Annuitant are alive. At the first to die of the Annuitant and the Joint Annuitant, Survivor Income Payments will be made to the survivor for the remainder of his or her life. Survivor Income Payments may be 50%, 75% or 100% of the Income Payments, as chosen by the Owner on the application for the Policy. Other percentages may be available upon request. Under this Plan, the Annuitant and Joint Annuitant could receive only one Income Payment if they both die after the first Payment, two Income Payments if they both die after the second Payment, etc.

       Joint Life - Life Income with Period Certain. Income Payments will be made for a Guaranteed Period of 10, 15 or 20 years. If both the Annuitant and the Joint Annuitant live longer than the Guaranteed Period, Income Payments will continue as long as both the Annuitant and the Joint
     Annuitant are alive. At the first to die of the Annuitant and Joint Annuitant, Survivor Income Payments will be made to the survivor for the remainder of his or her life. Survivor Income Payments may be 50%, 75% or 100% of the Income Payments. Other percentages may be available upon request. If both the Annuitant and the Joint Annuitant die prior to the end of the  Guaranteed  Period,  Income  Payments  for the
     remainder  of  the  Guaranteed   Period  will  be  paid  when  due  to  the
     Beneficiary.

       Joint Life - Life Income with Cash Refund. Income Payments will be made as long as both the Annuitant and Joint Annuitant are alive. At the first to die of the Annuitant and the Joint Annuitant, Survivor Income Payments will be made to the survivor for the remainder of his or her life. Survivor Income Payments may be 50%, 75% or 100% of the Income Payments. Other percentages may be available upon request. At the death of the last to die of the Annuitant and Joint Annuitant, if the total of all Income Payments made and Survivor Income Payments made do not equal or exceed the Single Premium, Life of Virginia will make a cash payment to the Beneficiary. The cash payment will equal the difference in the total of the Income Payments made and Survivor Income Payments made, and the Single Premium.


                         POLICY DISTRIBUTIONS UPON DEATH

Death Provisions

  If any Owner, the Annuitant or the Joint Annuitant dies prior to the Annuity Commencement Date, a Death Benefit will be paid and the Policy will be terminated. Upon receipt of Due Proof of Death, the Company will pay a Death Benefit to the Beneficiary equal to the Single Premium paid, less the aggregate amount of any Income Payments already made. Due Proof of Death is required within 90 days of death or as soon thereafter as reasonably possible.

  On or after the Annuity Commencement Date, any Income Payment due after the death of the Final Annuitant will be paid when due to the surviving Beneficiary unless you have otherwise requested. If no Beneficiary survives the Final Annuitant any Income Payment due will be paid to the Owner or the Owner's estate. Income Payments due after the death of an Annuitant and/or Joint Annuitant will depend on the Income Payment Plan and Guaranteed Period chosen when the Policy was purchased. Life of Virginia will adjust future payments and/or require the return of previous payments to correct for any overpayments made on or after the death of an Annuitant and/or Joint Annuitant and prior to the Company receiving notice of such death(s).

  Distribution Rules: The Code requires that if the Owner, Annuitant or any Joint Annuitant dies on or after the Annuity Commencement Date and before the entire interest in the Policy has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution in effect at the time of such death, notwithstanding any other provision of the Policy.


                             CHARGES AND DEDUCTIONS

Charges Against Account 4

  Mortality and Expense Risk Charge. A charge will be deducted from each Investment Subdivision to compensate Life of Virginia for certain mortality and expense risks assumed in connection with the Policies. The charge will be deducted daily and equals .003446%) for each day in a Valuation Period. The effective annual rate of this charge, which is compounded daily, is 1.25% of the average daily net assets of Account 4. Life of Virginia guarantees that this charge of 1.25% will never increase. The mortality risk assumed by Life of Virginia arises from its contractual obligation to make Income Payments regardless of how long Annuitants or any Joint Annuitants may live. The expense risk assumed is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policies.

  Administrative Expense Charge. A charge will be deducted from each Investment Subdivision to compensate Life of Virginia for certain administrative expenses incurred in connection with the Policies. The charge will be deducted daily and equals .000411% for each day in a Valuation Period. The effective annual rate of this charge, which is compounded daily, is .15% of the average daily net assets of Account 4.

Policy Fee

  Life of Virginia may deduct a charge from the Single Premium in the form of a $300 Policy fee to compensate Life of Virginia for certain administrative expenses incurred in connection with the Policies. If the Single Premium is $75,000 or greater, the Company will waive the Policy fee.

Sales Charge

  Net Premium Factor. Life of Virginia incurs certain sales and other distribution expenses when the Policies are issued. The majority of these expenses consist of commissions paid for sales of these Policies; however, other distribution expenses are incurred in connection with the printing and mailing of prospectuses, conducting seminars and other marketing, sales and promotional activities. To recover a portion of these expenses, a percent of premium charge may be imposed at the time the Policy is issued. The Net Premium Factor reflects this charge. Currently Life of Virginia does not impose a sales charge. The Net Premium Payment is the Single Premium times the Net Premium Factor, less any charge for premium tax and any policy fee. The Net Premium Payment is the portion of the Single Premium that is credited to provide Income Payments under the Policy.

Premium Taxes

  Life of Virginia may deduct a charge for any premium taxes incurred. The premium tax rates incurred by Life of Virginia currently range from 0 to 3.5%. Any applicable premium tax charge will be deducted from the Single Premium and used in calculating the Net Premium Payment.

Other Taxes

  Under present laws, Life of Virginia will incur state and local taxes (other than premium or similar taxes) in several states. At present, Life of Virginia is not making a charge for these taxes but it reserves the right to charge for such taxes.

  Because of its current status under the Code, Life of Virginia does not expect to incur any federal income tax liability that would be chargeable to Account 4. Based upon this expectation, no charge is being made currently to Account 4 for federal income taxes. If, however, Life of Virginia determines that such taxes may be incurred, it may assess a charge for those taxes from Account 4.

Other Charges

  Because Account 4 purchases shares of the Funds, the net assets of each Investment Subdivision will reflect the investment advisory fee and other expenses incurred by the investment portfolio of the Fund in which the Investment Subdivision invests. For more information concerning these charges, read the individual Fund prospectuses.



                               FEDERAL TAX MATTERS

Introduction

  The following discussion is general in nature and is not intended as tax advice. The federal income tax consequences associated with the purchase of a Policy are complex, and the application of the pertinent tax rules to a particular person may vary according to facts peculiar to that person.

  This discussion is based on the law, regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

  This discussion does not address state or other local tax consequences associated with the purchase of a Policy. In addition, LIFE OF VIRGINIA MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY POLICY OR OF ANY TRANSACTION INVOLVING A POLICY.

Non-Qualified Policies

  Premium Payments. A purchaser of a Policy that does not qualify for the special tax treatment discussed below in connection with Policies used as individual retirement annuities or used in connection with other "Qualified Plans" may not deduct or exclude from gross income the amount of the premiums paid. In this discussion, such a Policy is called a "Non-Qualified Policy".

  Tax Status of Non-Qualified Policies. Under existing provisions of the Code, except as described below, interest and investment gains arising under a Non-Qualified Policy generally are not taxable until amounts are received from the Policy. However, this rule applies only if (1) the investments of the Investment Subdivisions are "adequately diversified" in accordance with Treasury Department regulations, (2) Life of Virginia, rather than the Owner or Annuitant, is considered the owner of the assets of Account 4 for federal income tax purposes, and (3) the Policy is treated as owned by an individual.

  (1) Diversification Requirements. Treasury Department regulations prescribe the manner in which the investments of a separate account such as Account 4 are to be "adequately diversified." Any failure of Account 4 to comply with the requirements of these regulations would cause the investment gains of Account 4 to be taxable currently.

  Account 4, through the Funds, intends to comply with the diversification requirements prescribed by Treasury Department regulations. Although Life of Virginia does not control the investments of the Funds (other than the Life of Virginia Series Fund, Inc.), it has entered into agreements regarding participation in the Funds which require the Funds to be operated in compliance with the requirements prescribed by the Treasury Department.

  (2) Ownership Treatment. In certain circumstances, variable contract owners may be considered the owners, for federal tax purposes, of the assets of a segregated asset account, such as Account 4, used to support their contracts. In those circumstances, income and gains from the segregated asset account assets would be includible in the variable contract owners' gross income annually as earned. The Internal Revenue Service (the "Service") has stated in published rulings that a variable contract owner will be considered the owner of segregated asset account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department has announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account". This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a separate account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

  The ownership rights under the Policy are similar to, but different in certain respects from, those addressed by the Service in rulings in which it was determined that contract owners were not owners of segregated asset account assets. For example, the Owner of this Policy has the choice of more Funds to which to allocate premiums, and may be able to reallocate more frequently than in such rulings. These differences could result in an Owner being considered, under the standard of those rulings, the owner of the assets of Account 4. To ascertain the tax treatment of its Owners, Life of Virginia has requested, with regard to a Policy similar to this Policy, a ruling from the Internal Revenue Service that it, and not its policyholders, is the owner of the assets of an insurance segregated asset account for federal income tax purposes. The Service has informed Life of Virginia that it will not rule on the request until issuance of the promised guidance referred to in the preceding paragraph.
Because Life of Virginia does not know what standards will be set forth in regulations or revenue rulings which the Treasury Department has stated it expects to be issued, Life of Virginia has reserved the right to modify its practices to attempt to prevent Owners from being considered the owners of the assets of Account 4. Frequently, if the Service or the Treasury Department sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the Service or the Treasury Department were to issue regulations or a ruling which treated an Owner as the owner of the assets of Account 4, that treatment might apply only on a prospective basis. However, if the ruling or regulations were not considered to set forth a new position, an Owner might retroactively be determined to be the owner of the assets of Account 4.

  (3) Non-Natural Owners. In certain circumstances, if an Owner is a "non-natural" person, such as a corporation or a trust, the Policy would not be treated as an annuity contract for Federal tax purposes, and income may arise under the Policy more rapidly than is described below (see Taxation of Annuity Payments). Policies will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Policy as an agent for a natural person. (However, this special exception will not apply in the case of any employer who is the nominal owner of a Policy under a non-qualified deferred compensation arrangement for its employees.) In addition, exceptions to the general rule for non-natural Owners will apply with respect to (1) Policies acquired by an estate of a decedent by reason of the death of the decedent, (2) Policies issued in connection with certain qualified retirement plans, (3)
Policies purchased by employers upon the termination of certain qualified retirement plans, (4) certain Policies used in connection with structured settlement agreements, and (5) Policies purchased with a single purchase payment when the Annuity starting date is no later than a year from purchase of the contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. It is unclear whether the Policy satisfies the requirements of exception (5).

  Taxation of Annuity Payments. Typically a portion of each payment is includible in income when it is distributed. Normally, the portion of a payment includible in income equals the excess of the payment over the exclusion amount. The exclusion amount, in the case of Variable Income Payments is the amount determined by dividing the "investment in the contract" for the Policy, adjusted for any period-certain or refund feature, allocated to the variable annuity option by the number of payments expected to be made (determined by Treasury Department regulations). Also, in the case of Fixed Income Payments, the exclusion amount is the amount determined by multiplying the payment by the ratio of such investment in the contract, adjusted for any period-certain or refund feature, allocated to the fixed annuity option to the Policy's "expected return" (determined under Treasury Department regulations). However, payments which are received after the investment in the contract has been fully recovered -- i.e., after the sum of the excludable portions of the payments equal the investment in the contract -- will be fully includible in income. On the other hand, should the payments cease because of the death of the Annuitant(s) before the investment in the contract has been fully recovered, the deceased Annuitant (or, in certain cases, the designated beneficiary) is allowed a deduction for the unrecovered amount. For these purposes, a Policy's "investment in the contract" generally will equal the Policy's Single Premium.

  There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person or are not married to one another, or where there is an assignment of rights under a Policy. A tax advisor should be consulted in those situations.

  Taxation of Death Benefit Proceeds. A Death Benefit will be paid if any Owner, the Annuitant, or any Joint Annuitant dies prior to the Annuity Commencement Date. Such Death Benefit will only be subject to income taxation to the extent it exceeds the Policy's "investment in the contract" (as defined above).

  Penalty Tax. Certain distributions under the Policy may be subject to a penalty tax equal to 10% of the portion of the distribution which is includible in income. The penalty tax generally will not be imposed on distributions under a Non-Qualified Policy that are made (1) on or after the taxpayer attains age 59 1/2; (2) as part of a series of "substantially equal periodic payments" over the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her "designated beneficiary" (as defined in the tax law); (3) under an "immediate annuity" (as that term is defined in the tax law); or (4) in certain other situations. It is unclear at this time whether annuity distributions under a Non-Qualified Policy prior to the taxpayer attaining age 59 1/2 satisfy an exception to the penalty tax. Accordingly, a prospective purchaser of a Non-Qualified Policy who expects to receive distributions prior to attaining age 59 1/2 should consult a qualified tax advisor regarding the application of the penalty tax to those distributions.

Qualified Policies

  The Policy may be used in connection with certain qualified retirement plans which receive favorable tax treatment under the Code ("Qualified Policies"). Specifically, Life of Virginia may offer the Policy for use as an individual retirement annuity (an "IRA Policy") available to certain eligible individuals, as a tax sheltered annuity (a "Section 403(b) Policy") that may be purchased on behalf of an employee by a public educational institution or certain other tax-exempt employers, and in connection with certain other types of qualified retirement plans. Prospective purchasers of Qualified Policies should contact Life of Virginia's Home Office to ascertain the availability of specific types of Qualified Policies at any given time.

  Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. Because the Policy's minimum Single Premium is greater than the maximum annual contribution generally permitted under Qualified Plans, use of the Policy as a Qualified Policy is limited to certain "rollover" transactions (i.e., including rollovers, trustee-to-trustee transfers, and so-called "Direct Rollovers," described below).

  If the Policy is used as a Qualified Policy, the Owner and Annuitant must be the same individual. If a Joint Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a Joint Annuitant is named who is not the Annuitant's spouse, the Income Payment Plans which are available may be limited, depending on the difference in Ages between the Annuitant and Joint Annuitant. Furthermore, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. In addition, this Policy, when used as a Section 403(b) Policy, generally may not be purchased unless the plan participant has reached age 59 1/2, separated from service, or become disabled (within the meaning of the tax law).

  If all contributions to the Qualified Plan were either deductible or excludable from the participant's income, all amounts distributed from the Policy will be included in the recipient's income when distributed. However, if some "after-tax" contributions (i.e., contributions that were neither deductible nor excludable from income when made) were made to the Qualified Plan, then, in certain circumstances, the Single Premium paid for this Policy will give rise to an "investment in the contract" and, in consequence, only a portion of each distribution from the Policy typically would be included in income when it is distributed. The portion includible in income will be determined applying rules similar to those described above with respect to annuity payments from Non-Qualified Policies, generally treating as the investment in the contract the sum of the after-tax contributions attributable to the Single Premium as of the time the distribution commences.

  In addition, subject to certain exceptions, a penalty tax is imposed on distributions from certain Qualified Policies equal to 10 percent of the amount of the distribution includible in income. However, the exceptions include, for example, that this penalty tax does not apply to distributions made (1) on or after the participant's attainment of age 59 1/2, (2) on or after death or because of disability of the participant (as defined in the tax law), or (3) as part of a series of substantially equal periodic payments over the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of the participant and his or her designated beneficiary (as defined in the tax law) which, for certain Qualified Policies, must begin after the participant separates from service. In addition to the foregoing, failure to comply with a minimum distribution requirement will result in the imposition of a penalty tax of 50 percent of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan.

  The requirements of the tax law applicable to qualified retirement plans, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, a prospective purchaser of a Policy to be used in connection with any such plan should seek competent legal and tax advice regarding the suitability of the Policy for the situation involved, the applicable requirements, and the treatment of the rights and benefits under a Policy so used.

Federal Income Tax Withholding

  Amounts which are distributed from a Policy (whether a Non-Qualified Policy or Qualified Policy), other than "eligible rollover distributions" (described below), are subject to federal income tax withholding to the extent includible in income under the federal tax laws. Life of Virginia will withhold federal income tax from distributions and remit such amounts to the U.S. Government based on the federal tax rules in effect at the time the distribution is made unless properly notified by the recipient, at or before the time of the distribution, that he or she chooses not to have any income taxes withheld. Other withholding rules may apply to distributions to non-resident aliens.

  In the case of any "eligible rollover distribution" from a Qualified Plan, withholding at a 20% rate by the payor generally is required (i.e., a recipient may not elect out of withholding). An "eligible rollover distribution" generally is any portion of a taxable distribution from a Qualified Plan governed by sections 401(a), 403(a), or 403(b) of the Code, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made not less frequently than annually for the life (or life expectancy) of the participant, for joint lives (or joint life expectancies) of the participant and a "designated beneficiary," or for a specified period of 10 years or more). Although a recipient may not elect out of withholding with respect to such distributions, withholding will not apply if, instead of receiving the eligible rollover distribution, a "Direct Rollover" is made into certain other Qualified Plans. (In some circumstances, this Policy may be used to receive a "Direct Rollover" from another Qualified Plan.)


                               GENERAL PROVISIONS


The Owner

  The Owner or Joint Owners are designated in the Policy. The Owner or Joint Owners may exercise all of the rights and privileges under the Policy, subject to the rights of the Annuitant(s) and any Beneficiary named irrevocably, and any assignee under an assignment filed with Life of Virginia. If the Owner dies before the Annuitant and on or after the Annuity Commencement Date, the Owner's Estate will become the sole Owner of the Policy following such a death. If a Joint Owner dies before the Annuitant and on or after the Annuity Commencement Date, the surviving Joint Owner will become the sole Owner of the Policy following such a death. The Owner must also be the Annuitant in order to defer the Annuity Commencement Date for up to 60 days after the Policy Date.

The Annuitant

  The Policy names the Owner or someone else as the Annuitant. A Joint Annuitant also may be named. Life of Virginia reserves the right to restrict the designation of a Joint Annuitant to conform to its administrative procedures and the restrictions of federal and state law.

The Beneficiary

  One or more Beneficiary(ies) may be designated by the Owner in an application or in a written request. If changed, the Beneficiary is as shown in the latest change filed with Life of Virginia.

Changes By the Owner

  During the Annuitant's life, the Owner or Joint Owner may be changed by written request to the Home Office. The Beneficiary may also be changed if this right is reserved.

  To make a change, a written request must be sent to Life of Virginia at its Home Office. The request and the change must be in a form satisfactory to Life of Virginia and must actually be received by the Company. The change will take effect as of the date the request is signed by the Owner. The change will be subject to any payment made before the change is recorded by Life of Virginia.

Evidence of Death, Age, Sex or Survival

  Life of Virginia will require proof of death before it acts on Policy provisions relating to the death of the Owner or other person(s). Life of Virginia may also require proof of the Age, sex or survival of any person or persons before acting on any applicable Policy provision.

Payment under the Policies

  Life of Virginia will usually pay any Death Benefit within seven days after it receives Due Proof of Death. Amounts payable may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; or (ii) the Commission by order permits postponement for the protection of Owners; or (iii) an emergency exists, as determined by the Commission, as the result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of Account 4.

  Payments under a Policy which are derived from any amount paid to Life of Virginia by check or draft may be postponed until such time as Life of Virginia is satisfied that the check or draft has cleared the bank upon which it is drawn.

  Any Death Benefit proceeds that are paid in one lump sum will include interest from the date of receipt of Due Proof of Death to the date of payment. Interest will be paid at a rate set by Life of Virginia, or by law if greater. The minimum interest rate which will be paid is 2.5%. Interest will not be paid beyond one year or any longer time set by applicable law.


                          DISTRIBUTION OF THE POLICIES

  The Policies will be sold by individuals who, in addition to being licensed to sell variable annuity policies for Life of Virginia, are also registered representatives of Forth Financial Securities Corporation, the principal underwriter of the Policies, or of broker-dealers who have entered into written sales agreements with the principal underwriter. Forth Financial Securities Corporation, an affiliate of Life of Virginia, is a Virginia corporation located at 6610 W. Broad St., Richmond, Virginia 23230. Forth Financial Securities Corporation is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Forth Financial Securities Corporation also serves as principal underwriter for variable life insurance policies issued by Life of Virginia. However, no amounts have been retained by Forth Financial Securities Corporation for acting as principal underwriter of the Life of Virginia policies.

  Writing agents of Life of Virginia will receive commissions based on a commission schedule and rules. Commissions depend on the premiums paid. The agent will receive a commission of up to ___% of the Single Premium paid.

  Agents may also be eligible to receive certain bonuses and allowances, as well as retirement plan credits, based on commissions earned. Field management of Life of Virginia receives compensation which may be based in part on the level of agent commissions in their management units. Broker-dealers and their registered agents will receive first-year and subsequent year commissions equivalent to the total commissions and benefits received by the field management and writing agents of Life of Virginia.


                            VOTING RIGHTS AND REPORTS

  To the extent required by law, Life of Virginia will vote the Funds' shares held in Account 4 at regular and special shareholder meetings of the Funds, in accordance with instructions received from persons having voting interests in Account 4. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result, Life of Virginia determines that it is permitted to vote Fund shares in its own right, it may elect to do so.

  The Owner exercises the voting rights under the Policy. The number of votes will be determined by dividing the reserve for such Policy allocated to the Investment Subdivision by the Net Asset Value Per Share of the corresponding Fund. The reserves attributable to a Policy decrease as the Annuitant(s) ages. Fractional shares will be counted.

  The number of votes which the Owner has the right to instruct will be determined as of the date coincident with the date established by a particular Fund for determining shareholders eligible to vote at the meeting of that Fund. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by that Fund.

     Life of Virginia Series Fund, Inc. also serves as an investment vehicle for variable life insurance policies sold by Life of Virginia. The Funds other than Life of Virginia Series Fund, Inc. also serve as investment vehicles for variable life insurance policies sold by

Life of Virginia as well as for other variable life insurance and variable annuity policies sold by insurers other than Life of Virginia and funded through other separate investment accounts. Persons owning all such other policies as well as the persons receiving Income Payments under all such other policies will enjoy similar voting rights. Life of Virginia will vote Fund shares held in Account 4 as to which no timely instructions are received, and Fund shares held in Account 4 that it owns as a result of "seed money" that it contributed to Account 4 or as a consequence of accrued charges under the Policies and other variable annuity policies supported by Account 4, in proportion to the voting instructions which are received with respect to all policies funded through Account 4. Each person having a voting interest will receive proxy materials, reports and other materials relating to the appropriate portfolio.


                                LEGAL PROCEEDINGS

  There are no legal proceedings to which Account 4 is a party or to which the assets of the Account are subject. Neither Life of Virginia nor Forth Financial Securities Corporation is involved in any litigation that is of material importance in relation to its total assets or that refers to Account 4.

                                    APPENDIX

ILLUSTRATIONS OF VARIABLE INCOME PAYMENTS ASSUMING HYPOTHETICAL FUND PERFORMANCE


The following tables show how investment performance affects variable income payments, using three different hypothetical assumptions for fund performance. Each assumption provides for a constant investment return for the period indicated. The assumed returns are 0%, 6% and 12%, before investment expenses and other charges made under the policy. (Net of all expenses and charges, these correspond to net returns of __%, __%, and __% respectively). These returns are hypothetical figures, and Life of Virginia does not guarantee these returns for any period of time. The tables are for illustrative purposes only and do not represent past or future returns.

The variable income payments shown in the tables reflect deduction of all expenses of the policy. Fund management and operating expenses are assumed to be deducted at an annual rate of ____% of the average daily net assets, based on the average of the Fund expenses shown in the fee table on page __. Actual management and operating expenses of the Funds may be higher or lower, will vary from time to time, and will depend upon the allocation of variable income payments to the investment subdivisions. The mortality and expense risk charge and administrative expense charge are assumed to be deducted at annual rates of 1.25% and 0.15%, respectively, of the average daily net assets of the investment subdivisions.

Variable income payments will be different from those shown if the actual performance of the investment subdivisions selected is different from the returns assumed in the illustration. Since it is likely that the actual return of an investment subdivision will vary over time, variable income payments can be expected to fluctuate accordingly. The total amount of income payments ultimately received will depend upon how long the annuitant lives, and any guaranteed period for income payments.

One factor used to determine the amount of variable income payments is the Assumed Interest Rate. In most jurisdictions, the owner can choose the assumed interest rate, within a range of values set by Life of Virginia. Generally, a lower AIR provides a smaller initial income payment. However, variable income payments fluctuate based on the net performance of the subdivisions compared to the assumed interest rate. Variable income payments increase from one payment date to the next if the net return of the investment subdivision during the payment period exceeds the assumed interest rate. Correspondingly, variable income payments will decrease if the net return is less than the assumed interest rate. So, a higher AIR requires a larger net return to remain level or increase from one payment date to the next.

Upon request, Life of Virginia will furnish a customized illustration based on the individual circumstances of a prospective owner. The illustration will be based on similar assumptions for investment return as used here, but may contain other hypothetical rates of return, within ranges established by Life of Virginia.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                            Single Life - Life Income

Annuitant:         Jack Frost              Guaranteed Period:          None
Date of Birth:        12/1/26              Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000              Payment Period:             monthly
Premium Tax:                0%             Assumed Interest Rate:            3%


This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of __%, __% and __%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

                                 0% Return          6% Return        12% Return
                                (- .  % Net)       ( .  % Net)       ( .  % Net)
Age          Payment Date

70           01/01/97
71           01/01/98
72           01/01/99
73           01/01/00
74           01/01/01
75           01/01/02
80           01/01/07
85           01/01/12
90           01/01/17

[GRAPHIC OMITTED]




























THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                  Single Life - Life Income with Period Certain

Annuitant:         Jack Frost         Guaranteed Period:          10 Year
Date of Birth:        12/1/26         Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000         Payment Period:             monthly
Premium Tax:                0%        Assumed Interest Rate:            3%


This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of __%, __% and __%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

                               0% Return       6% Return      12% Return
                              (- .  % Net)    ( .  % Net)      ( .  % Net)
Age     Payment Date

70      01/01/97
71      01/01/98
72      01/01/99
73      01/01/00
74      01/01/01
75      01/01/02
80      01/01/07
85      01/01/12
90      01/01/17

[GRAPHIC OMITTED]




























THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                   Single Life - Life Income with Cash Refund

Annuitant:         Jack Frost        Guaranteed Period:          Cash Refund
Date of Birth:        12/1/26        Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000        Payment Period:             monthly
Premium Tax:                0%       Assumed Interest Rate:            3%


This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of __%, __% and __%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

                                 0% Return         6% Return       12% Return
                                 (- .  % Net)      ( .  % Net)       ( .  % Net)
Age       Payment Date

70        01/01/97
71        01/01/98
72        01/01/99
73        01/01/00
74        01/01/01
75        01/01/02
80        01/01/07
85        01/01/12
90        01/01/17

[GRAPHIC OMITTED]




























THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                            Joint Life - Life Income

Annuitant:         Jack Frost              Guaranteed Period:          None
Date of Birth:        12/1/26              Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000              Payment Period:             monthly
Premium Tax:                0%             Assumed Interest Rate:            3%


This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of __%, __% and __%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

                                0% Return         6% Return        12% Return
                                (- .  % Net)      ( .  % Net)        ( .  % Net)
Age        Payment Date

70         01/01/97
71         01/01/98
72         01/01/99
73         01/01/00
74         01/01/01
75         01/01/02
80         01/01/07
85         01/01/12
90         01/01/17

[GRAPHIC OMITTED]




























THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                  Joint Life - Life Income with Period Certain

Annuitant:         Jack Frost            Guaranteed Period:          10 Year
Date of Birth:        12/1/26            Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000            Payment Period:             monthly
Premium Tax:                0%           Assumed Interest Rate:            3%


This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of __%, __% and __%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

                                  0% Return         6% Return       12% Return
                                (- .  % Net)      ( .  % Net)       ( .  % Net)
Age         Payment Date

70          01/01/97
71          01/01/98
72          01/01/99
73          01/01/00
74          01/01/01
75          01/01/02
80          01/01/07
85          01/01/12
90          01/01/17

[GRAPHIC OMITTED]




























THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                      COMMONWEALTH INCOME PLAN ILLUSTRATION
                    Joint Life - Life Income with Cash Refund

Annuitant:         Jack Frost         Guaranteed Period:          Cash Refund
Date of Birth:        12/1/26         Annuity Commencement Date:  12/1/96
Annuity Premium:     $100,000         Payment Period:             monthly
Premium Tax:                0%        Assumed Interest Rate:            3%


This illustration of variable income payments assumes constant investment returns of 0%, 6% and 12% during the period indicated. These correspond to net investment returns of __%, __% and __%, respectively, after deduction of all policy charges and expenses. The actual amount of variable income payments will depend on the performance of the underlying investment subdivisions selected, among other factors.

Variable income payments may increase or decrease. There is no minimum dollar amount of variable income. The assumed interest rate shown above was used to set the income payment amount. Payments will remain level if the annualized performance of the investment subdivision(s) selected in each payment period is equal to the Assumed Interest Rate. The table below shows hypothetical payments at the beginning of certain policy years. Actual variable income payments vary from one payment date to the next.

                              0% Return         6% Return        12% Return
                              (- .  % Net)      ( .  % Net)      ( .  % Net)
Age      Payment Date

70       01/01/97
71       01/01/98
72       01/01/99
73       01/01/00
74       01/01/01
75       01/01/02
80       01/01/07
85       01/01/12
90       01/01/17



[GRAPHIC OMITTED]































THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN, AND MAY VARY. RESULTS WILL ALSO DIFFER IF THE ACTUAL AVERAGE RATE OF RETURN FOR THE PERIOD EQUALS THE RATE SHOWN BUT FLUCTUATES DURING THE PERIOD.

                       STATEMENT OF ADDITIONAL INFORMATION
                                TABLE OF CONTENTS

                                                                         Page

The Life Insurance Company of Virginia......................................3
Termination of Participation Agreements.....................................3
Federal Tax Matters.........................................................3
  Taxation of Life of Virginia..............................................3
  IRS Required Distributions................................................4
General Provisions..........................................................5
  Using the Policies as Collateral..........................................5
  Non-Participating.........................................................5
  Misstatement of Age or Sex................................................5
  Incontestability..........................................................5
  Annual Statement..........................................................5
  Written Notice............................................................5
Distribution of the Policies................................................6
Legal Developments Regarding Employment-Related Benefit Plans...............6
Additions, Deletions, or Substitutions......................................6
State Regulation of Life of Virginia........................................6
Legal Matters...............................................................7
Experts.....................................................................7
Financial Statements........................................................7

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                               SEPARATE ACCOUNT 4



                       STATEMENT OF ADDITIONAL INFORMATION
                                     FOR THE
                SINGLE PREMIUM VARIABLE IMMEDIATE ANNUITY POLICY
                                 FORM P1711 1/97


                                   OFFERED BY

                     THE LIFE INSURANCE COMPANY OF VIRGINIA
                         (A Virginia Stock Corporation)
                              6610 W. Broad Street
                            Richmond, Virginia 23230




This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the above-named Single Premium Variable Immediate Annuity Policy ("Policy") offered by The Life Insurance Company of Virginia. You may obtain a copy of the Prospectus dated ____________ by calling (800) 352-9910, or writing to The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, Virginia 23230. Terms used in the current Prospectus for the Policy are incorporated in this Statement.


                   THIS STATEMENT OF ADDITIONAL INFORMATION IS
                    NOT A PROSPECTUS AND SHOULD BE READ ONLY
               IN CONJUNCTION WITH THE PROSPECTUS FOR THE POLICY.



Dated ___________________

                       STATEMENT OF ADDITIONAL INFORMATION

                                TABLE OF CONTENTS

                                                                     Page

The Life Insurance Company of Virginia................................. 3

Termination of Participation Agreements................................ 3

Federal Tax Matters.....................................................3
  Taxation of Life of Virginia..........................................3
  IRS Required Distributions............................................4

General Provisions......................................................5
  Using the Policies as Collateral......................................5
  Non-Participating.....................................................5
  Misstatement of Age or Sex............................................5
  Incontestability......................................................5
  Annual Statement......................................................5
  Written Notice........................................................5

Distribution of the Policies............................................6

Legal Developments Regarding Employment-Related Benefit Plans...........6

Additions, Deletions, or Substitutions of Investments...................6

State Regulation of Life of Virginia....................................6

Legal Matters...........................................................7

Experts.................................................................7

Financial Statements....................................................7

                     THE LIFE INSURANCE COMPANY OF VIRGINIA

  The Life Insurance Company of Virginia ("Life of Virginia") has operated as a stock life insurance company since March 21, 1871 under a charter granted by the Commonwealth of Virginia and has done business continuously since that time as "The Life Insurance Company of Virginia."

  80% of the capital stock of Life of Virginia is owned by General Electric Capital Assurance Company ("GECA"). The remaining 20% is owned by GE Life Insurance Group, In. ("GELIG"). GECA and GELIG are indirectly wholly-owned subsidiaries of GE Capital. GE Capital, a New York corporation, is a diversified financial services company. GE Capital's subsidiaries consist of commercial and industrial specialized, mid-market and indirect consumer financing businesses. GE Capital's parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment and large-sized electric power generation equipment.

  GNA Corporation indirectly owns the stock of Forth Financial Securities Corporation (a broker/dealer registered with the Commission, which acts as principal underwriter for the Policies).


                     TERMINATION OF PARTICIPATION AGREEMENTS

  The participation agreements pursuant to which the Funds sell their shares to Account 4 contain varying provisions regarding termination. The following summarizes those provisions:

  Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II ("the Fund"). These agreements provide for termination (1) on one year's advance notice by either party, (2) at Life of Virginia's option if shares of the Fund are not reasonably available to meet requirements of the policies,
  (3) at the option of either party if certain enforcement proceedings are instituted against the other, (4) upon vote of the policyowners to substitute shares of another mutual fund, (5) at Life of Virginia's option if shares of the Fund are not registered, issued, or sold in accordance with applicable laws, if the Fund ceases to qualify as a regulated investment company under the Code, (6) at the option of the Fund or its principal underwriter if it determines that Life of Virginia has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity, (7) at the option of Life of Virginia if the Fund has suffered material adverse changes in its business or financial condition or is the subject of material adverse publicity, or (8) at the option of the Fund or its principal underwriter if Life of Virginia decides to make another mutual fund available as a funding vehicle for its policies.

  Life of Virginia Series Fund, Inc. This agreement may be terminated by either party on 360 days' written notice to the other.

  Oppenheimer Variable Account Funds. This agreement may be terminated by the parties on six months' advance written notice.

  Janus Aspen Series. This agreement may be terminated by the parties on six months' advance written notice.

  Federated Insurance Series. This agreement may be terminated by any of the parties on 180 days written notice to the other parties.

  The Alger American Fund. This agreement may be terminated at the option of any party upon six months' written notice to the other parties, unless a shorter time is agreed to by the parties.


                               FEDERAL TAX MATTERS

Taxation of Life of Virginia

  Life of Virginia does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the reserves under the Policies. (See Federal Tax Matters, p. ___.) Based upon these expectations, no charge is being made currently to Account 4 for federal income taxes which may be attributable to the Account. Life of Virginia will periodically review the question of a charge to Account 4 for federal income taxes related to the Account. Such a charge may be made in future years if Life of Virginia believes that it may incur federal income taxes. This might become necessary if the tax treatment of Life of Virginia is ultimately determined to be other than what Life of Virginia currently believes it to be, if there are changes made in the federal income tax treatment of annuities at the corporate level, or if there is a change in Life of Virginia's tax status. In the event that Life of Virginia should incur federal income taxes attributable to investment income or capital gains retained as part of the reserves under the Policies, the Account Value would be correspondingly adjusted by any provision or charge for such taxes.


  Life of Virginia may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes, with the exception of premium taxes, are not significant. If there is a material change in applicable state or local tax laws causing an increase in taxes other than premium taxes (for which Life of Virginia currently imposes a charge), charges for such taxes attributable to Account 4 may be made.

IRS Required Distributions

  The Non-Qualified Policies contain provisions which are intended to comply with the minimum distribution requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. Life of Virginia intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise.

  Other minimum distribution rules apply to Qualified Policies.

                               GENERAL PROVISIONS

Using the Policies as Collateral

  A Non-Qualified Policy can be assigned provided the Owner is the same person as the Annuitant and a Joint Annuitant is not named in the Policy. Life of Virginia must be notified in writing if a Policy is assigned. Life of Virginia is not responsible for the validity of an assignment. An Owner's/Annuitant's rights and the rights of a Beneficiary may be affected by an assignment.

  A Qualified Policy may not be sold, assigned, transferred, discounted, pledged or otherwise transferred except under such conditions as may be allowed under applicable law.

Non-Participating

  The Policy is not a participating Policy.  No dividends are payable.

Misstatement of Age or Sex

  If an Annuitant(s) Age or sex was misstated by the applicant and used to calculate benefits, any Policy benefits or proceeds, or availability thereof, will be determined using the correct Age and sex.

Incontestability

  Life of Virginia will not contest the Policy.

Annual Statement

  Within 30 days after each Policy Anniversary, Life of Virginia will send the Owner an annual statement. The statement will show Income Payments made during the Policy year, Annuity Units and Unit Values.

Written Notice

  Any written notice should be sent to Life of Virginia at its Home Office at 6610 West Broad Street, Richmond, Virginia 23230. The Policy number and the Annuitant(s) full name must be included.

  Life of Virginia will send all notices to the Owner at the last known address on file with the Company.

                          DISTRIBUTION OF THE POLICIES

  Forth Financial Securities Corporation, the principal underwriter of the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is member of the National Association of Securities Dealers, Inc.

  The Policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws that have entered into agreements with Forth Financial Securities Corporation. The offering is continuous and Forth Financial Securities Corporation does not anticipate discontinuing the offering of the Policies. However, Life of Virginia does reserve the right to discontinue the offering of the Policies.

          LEGAL DEVELOPMENTS REGARDING EMPLOYMENT-RELATED BENEFIT PLANS

  On July 6, 1983, the Supreme Court held in Arizona Governing Committee for Tax Deferred Annuity v. Norris, 463 U.S. 1073 (1983), that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The Policy contains guaranteed annuity purchase rates for certain optional payment plans that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a Policy may be purchased.

              ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

  Life of Virginia reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the Funds that are held by Account 4 or that Account 4 may purchase. If the shares of a Fund are no longer available for investment or if in its judgment further investment in any portfolio should become inappropriate in view of the purposes of Account 4, Life of Virginia reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund. Life of Virginia will not substitute any shares attributable to an Owner's Account Value in Account 4 without notice and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained herein shall prevent Account 4 from purchasing other securities for other series or classes of policies or from permitting a conversion between portfolios or classes of policies on the basis of requests made by Owners.

  Life of Virginia also reserves the right to establish additional Investment Subdivisions of Account 4, each of which would invest in a Fund, or in shares of another Fund. New Investment Subdivisions may be established when, in the sole discretion of Life of Virginia, marketing, tax or investment conditions warrant, and any new Investment Subdivisions may be made available to existing Owners on a basis to be determined by Life of Virginia. One or more Investment
Subdivisions may also be eliminated if, in the sole discretion of Life of Virginia, marketing, tax, or investment conditions warrant.

  In the event of any such substitution or change, Life of Virginia may, by appropriate endorsement, make such changes in these and other policies as may be necessary or appropriate to reflect such substitution or change. If deemed by Life of Virginia to be in the best interests of persons having voting rights under the Policies, and, if permitted by law, Life of Virginia may deregister Account 4 under the 1940 Act in the event such registration is no longer required; manage Account 4 under the direction of a committee; or combine Account 4 with other Life of Virginia separate accounts. To the extent permitted by applicable law, Life of Virginia may also transfer the assets of Account 4 associated with the Policies to another separate account. In addition, Life of Virginia may, when permitted by law, restrict or eliminate any voting rights of Owners or other persons who have voting rights as to Account 4.

                      STATE REGULATION OF LIFE OF VIRGINIA

  Life of Virginia, a stock life insurance company organized under the laws of Virginia, is subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. An annual statement is filed with the Virginia
Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of Life of Virginia as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines the liabilities and reserves of Life of Virginia and Account 4 and certifies their adequacy, and a full examination of Life of Virginia's operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia at least once every five years.

  In addition, Life of Virginia is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments. Presently, Life of Virginia is licensed to do business in the District of Columbia and all states, except New York.

                                  LEGAL MATTERS

  Sutherland, Asbill & Brennan of Washington, D.C. has provided advice on certain legal matters relating to federal securities laws applicable to the issue and sale of the Policies.

                                     EXPERTS

  The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries, the financial statements of Life of Virginia Separate Account 4, and the related financial statement schedules appearing in this Registration Statement have been audited by __________________, independent auditors, as set forth in their reports thereon appearing in the Registration
Statement and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

  This Statement of Additional Information contains financial statements for Life of Virginia Separate Account 4 as of December 31, _____.

  The consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries included herein should be distinguished from the financial statements of Account 4 and should be considered only as bearing on the ability of Life of Virginia to meet its obligations under the Policy.

  Such consolidated financial statements of The Life Insurance Company of Virginia and subsidiaries should not be considered as bearing on the investment performance of the assets held in Account 4.

                                     PART C

                                OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

(a)  Financial Statements

     All  required  financial   statements  are  included  in  Part  B  of  this
Registration Statement.

(b)  Exhibits

     (1)(a) Resolution of Board of Directors of Life of Virginia authorizing the establishment of Separate Account 4. 1/

     (1)(b) Resolution of Board of Directors of Life of Virginia authorizing the establishment of additional investment subdivisions of Separate Account 4, investing in shares of the Asset Manager Portfolio of the Fidelity Variable Insurance Products Fund II and the Balanced Portfolio of the Advisers Management Trust. 1/

     (1)(c) Resolution of Board of Directors of Life of Virginia authorizing the establishment of additional investment subdivisions of Separate Account 4, investing in shares of the Growth Portfolio, the Aggressive Growth Portfolio, and the Worldwide Growth Portfolio of the Janus Aspen Series. 4/

     (1)(d) Resolution of Board of Directors of Life of Virginia authorizing the establishment of twenty-two (22) additional subdivisions of
               Separate   Account  4,  investing  in  shares  of  Money  Market
               Portfolio,  High  Income  Portfolio,   Equity-Income  Portfolio,
               Growth   Portfolio  and  Overseas   Portfolio  of  the  Variable
               Insurance Products Fund; Asset Manager Portfolio of the Variable Insurance Products Fund II; Money Market Portfolio, Government Securities Portfolio, Common Stock Index Portfolio, Total Return Portfolio of the Life of Virginia Series Fund, Inc.; Limited Maturity Bond Portfolio, Growth Portfolio and Balanced Portfolio of the Neuberger & Berman Advisers Management Trust; Growth Portfolio, Aggressive Growth Portfolio, and Worldwide Growth Portfolio of the Janus Aspen Series; Money Fund, High Income
               Fund,  Bond  Fund,  Capital   Appreciation  Fund,  Growth  Fund,
               Multiple Strategies Fund of the Oppenheimer Variable Account Funds. 4/
     (1)(e) Resolution of Board of Directors of Life of Virginia authorizing the establishment of three additional investment subdivisions of Separate Account 4, investing in shares of the Utility Fund and Corporate Bond Fund of the Insurance Management Series, and the Contrafund Portfolio of the Variable Insurance Products Fund II. 6/

     (1)(f) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional investment subdivisions of Separate Account 4, investing in shares of the International Equity Portfolio and the Real Estate Securities Portfolio of
               Life of Virginia Series Fund. 7/

     (1)(g) Resolution of Board of Directors of Life of Virginia authorizing the establishment of four additional investment subdivisions of Separate Account 4, investing in shares of the American Growth Portfolio and the American Small Capitalization Portfolio of The Alger American Fund, and the Growth Portfolio and Flexible Income Portfolio of the Janus Aspen Series. 8/

     (1)(h) Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional investment subdivisions of Separate Account 4, investing in shares of the Federated American Leaders Fund II of the Federated Insurance Series, and the International Growth Portfolio of the Janus Aspen Series. 9/

     (2)..     Not Applicable.

     (3)(a) Underwriting Agreement between The Life Insurance Company of Virginia and Forth Financial Securities Corporation 1/
          (i) Underwriting Agreement dated April 2, 1996 between The Life Insurance Company of Virginia and Forth Financial Securities Corporation.9/
                                        1

       (b)     Dealer Sales Agreement.1/

     (4)(a)    Form of Policy.

        (b)    Endorsements to Policy.
          (i)  IRA Endorsement
          (ii) Section 403(b) Endorsement
          (iii)Pension Endorsement - to be added by Amendment

     (5)(a)    Form of Application.

     (6)(a) Certificate of Incorporation of The Life Insurance Company of Virginia. 1/

       (b)     By-Laws of The Life Insurance Company of Virginia. 1/

     (7)       Not Applicable.

     (8)(a) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 1/

       (a)(i) Amendment to Participation Agreement Referencing Policy Form Numbers. 1/

       (a)(ii) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 9/

       (a)(iii)Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation, and The Life Insurance Company of Virginia. 9/

       (b) Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. 1/

       (b)(i) Amendment to Agreement between Oppenheimer Variable Account Funds, Oppenheimer Management Corporation, and The Life Insurance Company of Virginia. 1/

       (c) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and The Life Insurance Company of Virginia. 1/

       (d) Participation Agreement between Janus Capital Corporation and The Life Insurance Company of Virginia. 4/

       (e) Participation Agreement between Insurance Management Series, Federated Securities Corp., and The Life Insurance Company of Virginia. 6/

       (f) Participation Agreement between The Alger American Fund, Fred Alger and Company, Inc., and The Life Insurance Company of Virginia. 8/

     (9)       Opinion and Consent of Counsel.

     (10)(a)   Consent of Sutherland, Asbill and Brennan.

         (b)   Consent of Independent Auditors.

     (11)      Not Applicable.

     (12).     Not Applicable.

     (13).     Schedule showing computation for Performance Data

     (14).     Power of Attorney 3/

        (a)    Power of Attorney dated April 2, 1996. 9/

                           --------------------------

1/ Incorporated herein by reference to post-effective amendment number 8 to the Registrant's registration statement on Form N-4, File No. 33-17428, filed with the Securities and Exchange Commission on April 24, 1992.

2/ Incorporated herein by reference to post-effective amendment number 9 to the Registrant's registration statement on Form N-4, File No. 33-17428, filed with the Securities and Exchange Commission on March 2, 1993.

3/ Incorporated herein by reference to post-effective amendment number 10 to the Registrant's registration statement on Form N-4, File No. 33-17428, filed with the Securities and Exchange Commission on April 29, 1993.

4/ Incorporated herein by reference to initial Registration Statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on March 11, 1994.

5/ Incorporated herein by reference to pre-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 14, 1994.

6/ Incorporated herein by reference to post-effective amendment number 1 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on January 3, 1995.

7/ Incorporated herein by reference to post-effective amendment number 2 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 28, 1995.

8/ Incorporated herein by reference to post-effective amendment number 3 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on September 28, 1995.

9/ Incorporated herein by reference to post-effective amendment number 4 to the Registrant's registration statement on Form N-4, File No. 33-76334, filed with the Securities and Exchange Commission on April 30, 1996.

Item 25.  Directors and Officers of Life of Virginia

         Name and Principal           Positions and Offices
         Business Address*            with Depositor


         Paul E. Rutledge III**       President, Chief Operating Officer and
                                      Director

         John J. Palmer**             Senior Vice President and Director

         H. Gaylord Hodges, Jr.**     Senior Vice President and Director

         William D. Baldwin**         Senior Vice President and Director

         Selwyn L. Flournoy, Jr.**    Senior Vice President and Director

         Robert A. Bowen**            Senior Vice President and Director

         Linda L. Lanam**             Vice President, Senior Counsel, Secretary
                                      and Director

         Robert D. Chinn              Senior Vice President - Agency

         Thomas A. Barefield          Senior Vice President - Special Markets

         Michael N. Weitz             Senior Vice President - Brokerage

         Elliot A. Rosenthal          Vice President - Investment Products and
                                      Senior Investment Officer

         Victor C. Moses***           Director

         Geoffrey S. Stiff***         Director

-------------------------------------------------------------------------------
* The principal business address of each person listed, unless otherwise indicated, is The Life Insurance Company of Virginia, 6610 W. Broad Street, Richmond, VA 23230.

** Messrs. Baldwin, Bowen, Hodges, Palmer, Rutledge, Flournoy, Weitz, Rosenthal and Ms. Lanam are members of the Executive Committee of the Board of Directors of Life of Virginia.

***The principal business address of these individuals is GNA Corporation, Two Union Square, 601 Union Street, Seattle, WA 98101.
-------------------------------------------------------------------------------


Item 26. Persons Controlled by or Under Common Control With the Depositor or Registrant

  80% of the capital stock of The Life Insurance Company of Virginia, the Depositor, is owned by General Electric Capital Assurance Company ("GECA"). The remaining 20% of owned by General Electric Capital Corporation ("GE Capital"). GECA is an indirectly, wholly-owned subsidiary of GE Capital. The Registrant, Life of Virginia Separate Account 4, is a segregated asset account of Life of Virginia.

Item 27.  Number of Policyowners

  Not applicable

Item 28.  Indemnification

  Section 13.1-698 and 13.1-702 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

  Section 5 of the By-Laws of Life of Virginia further provides that:

  (a) The Corporation shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements [sic], fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and with respect to any criminal action, had no cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgement [sic], order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, believed his conduct unlawful.

  (b) The Corporation shall indemnify each director, officer or employee of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgement [sic] in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

  (c) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the Corporation.

  (d) Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (c) upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the

      Corporation unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

  (e) The Corporation shall have the power to make any other or further indemnity to any person referred to in this section except an indemnity against gross negligence or willful misconduct.

  (f) Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Corporation and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

  (g) The foregoing rights and indemnification shall not be exclusive of any other rights and indemnification to which the directors, officers and employees of the Corporation may be entitled according to law.



                                      * * *

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

  (a) Forth Financial Securities Corporation is the principal underwriter of the Policies as defined in the Investment Company Act of 1940, and is also the principal underwriter for flexible premium variable life insurance policies issued through Life of Virginia Separate Accounts I, II and III.

  (b)    Name and Principal             Positions and Offices
         Business Address*              with Underwriter


         John J. Palmer                 President and Director

         Robert Z. Peranski             Director

         William D. Baldwin             Director

         Scott R. Reeks                 Vice President / Manager of Operations,
                                        Treasurer and
                                        Compliance Officer

         Linda L. Lanam                 Secretary

         William E. Daner, Jr.          General Counsel & Director

         Robert D. Chinn                Director

         John L. Knowles                Director

         Thomas A. Barefield            Director



* The principal business address of all listed above is 6610 West Broad Street, Richmond, Virginia 23230.

Item 30.  Location of Accounts and Records

  All accounts and records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules under it are maintained by Life of Virginia at its executive offices.


Item 31.  Management Services

  All management contracts are discussed in Part A or Part B of this Registration Statement.


Item 32.  Undertakings

  (a) Registrant undertakes that it will file a post-effective amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

  (b) Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

  (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Life of Virginia at the address or phone number listed in the Prospectus.

STATEMENT PURSUANT TO RULE 6c-7

  Life of Virginia offers and will offer Policies to participants in the Texas Optional Retirement Program. In connection therewith, Life of Virginia and Account 4 rely on 17 C.F.R. Section 270.6c-7 and represent that the provisions of paragraphs (a)-(d) of the Rule have been or will be complied with.

SECTION 403(b) REPRESENTATIONS

  Life of Virginia represents that in connection with its offering of Policies as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

                                   SIGNATURES

  As required by the Securities Act of 1933 and the Investment Company Act of 1940, the registrant, Life of Virginia Separate Account 4, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, in the County of Henrico in the Commonwealth of Virginia, on the ____________________.


                  Life of Virginia Separate Account 4
                      (Registrant)


  By:__________________________________________
     John J. Palmer
     Senior Vice President
     The Life Insurance Company of Virginia


                  The Life Insurance Company of Virginia
                      (Depositor)


  By:__________________________________________
     John J. Palmer
     Senior Vice President

As required by the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                     Title                                                Date



PAUL E. RUTLEDGE III*         Director, President and Chief Operating Officer        1/31/97
Paul E. Rutledge III

                              Senior Vice President and Director                     1/31/97
John J. Palmer

H. GAYLORD HODGES, JR.*       Senior Vice President and Director                     1/31/97
H. Gaylord Hodges, Jr.

WILLIAM D. BALDWIN*           Senior Vice President and Director                     1/31/97
William D.Baldwin

SELWYN L. FLOURNOY, JR.*      Senior Vice President, Director (Principal             1/31/97
Selwyn L. Flournoy, Jr.       Financial and Accounting Officer)

ROBERT A. BOWEN**             Director                                               1/31/97
Robert A. Bowen

LINDA L. LANAM**              Director                                               1/31/97
Linda L. Lanam

MICHAEL N. WEITZ***           Director                                               1/31/97
Michael N. Weitz

ELLIOT A. ROSENTHAL***        Director                                               1/31/97
Elliot A. Rosenthal

VICTOR C. MOSES***            Director                                               1/31/97
Victor C. Moses

GEOFFREY S. STIFF***          Director                                               1/31/97
Geoffrey S. Stiff



By _______________________________,  pursuant to Power of Attorney executed on *
February 10, 1992, ** February 23, 1993, and ***April 2, 1996.


                                        9

                                  Exhibit List




                                                                      Page

(4)(a)
Form of Policy

(4)(b)
Endorsements to Policy
  (i) Individual Retirement Annuity Endorsement
  (ii) Section 403(b) Annuity Endorsement

(5)(a)
Form of Application

(9)
Consent of Counsel

(10)(a)
Consent of Counsel

(10)(b)
Consent of Independent Auditors